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As filed with the Securities and Exchange Commission on April 29, 2004

File No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

VIEWSONIC CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	95-4120606 (I.R.S. Employer Identification No.)
381 Brea Canyon Road Walnut, California (Address of Principal Executive Offices)	91789 (Zip Code)

Registrant's telephone number, including area code: (909) 869-7976

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Stock options to purchase common stock, $.01 par value per share

VIEWSONIC CORPORATION

FORM 10

TABLE OF CONTENTS

i

Item 1.    Business

Overview

        ViewSonic Corporation is a leading global provider of visual display technology products. We develop, market and support a broad range of award winning visual display technology products including liquid crystal displays, or LCD, monitors, cathode ray tube, or CRT, monitors, projectors, LCD TVs, plasma displays and the latest in mobile products, including tablet personal computers, or Tablet PCs, and wireless monitors. Our goal is to become one of the world's leading brands of visual display technology products.

        Through a technology integration business model, we collaborate with a network of industry-leading software providers, key component suppliers and final product contract manufacturers. Rather than investing in manufacturing capacity, ViewSonic maintains a flexible business model that allows us to access leading technologies and provide innovative products under the ViewSonic brand. Our extensive product lines offer a wide array of display sizes, features and price/performance levels to meet customer needs.

        We were incorporated in the State of California as a S corporation in July 1987 and reincorporated in the State of Delaware as a S corporation in August 1998. In April 1999, we elected to convert from a S corporation to a C corporation.

Industry Background

LCD Panel Development for Desktop Monitor Applications

        The display industry is currently experiencing a shift from CRT technology to flat panel LCD technology in multiple applications, including desktop computing and TV products. A significant increase in LCD manufacturing capacity in various Asian countries has led to lower panel costs and larger panel sizes, enabling more affordable LCD products for both desktop monitors and TV systems. The rapid increase in the amount of LCD monitors bundled with PCs has also driven adoption.

CRT Monitor Trends

        Although the demand for CRTs is projected to decrease, its price advantage over LCDs still makes it a dominant display choice in emerging markets such as China and Eastern Europe. In addition, in developed markets, CRTs are still favored in certain market segments such as education, which are subject to budget constraints, and high-end graphic design, due to the CRT's superior color performance over LCDs. Furthermore, among the available CRT technologies, end users generally favor flat screen CRTs instead of the more traditional curved CRTs because flat CRTs reduce glare and are viewed as a cost effective alternative to higher priced flat LCDs.

LCD Panel Development for TV and Presentation Applications

        The newer and larger LCD panel fabrications allow LCD technology to be applied to TV developments. As LCD panels become available in larger sizes, commercial applications for LCD TVs are expected to grow. The commercial information display market is expected to transition to large screen (30"+) LCD monitors and TVs.

TV Industry Trends and Opportunities

        In addition to LCD TVs, other high growth TV technologies include plasma displays and rear projection televisions. These three types of TVs are often referred to as "Advanced Televisions" due to their unique form factors and growing adoption of high definition technology. Of these three key technologies, LCD TVs represent the highest growth opportunity for displays less than 40", while plasma displays and rear projection systems represent the most promising growth opportunity for screen sizes greater than 40".

        Worldwide, governments are supporting the growth of digital systems through a series of mandates and deadlines to convert all analog transmission to digital. In the United States, all TV stations must transmit digitally by 2007, while worldwide deadlines for digital transmission range from 2007 to 2015. These regulatory changes are being implemented to promote more efficient use of transmission bandwidth than is currently provided by conventional analog TVs, freeing broadcast spectrum for other purposes.

Front Projector Trends and Opportunities

        In addition to traditional desktop displays, front projection technology has shown rapid growth over the past several years, replacing traditional overhead projectors as the presentation display of choice. Projectors offer several distinct advantages that include portability and versatility. Today, multimedia projectors deliver PC and video content for business or consumer use. In the fourth quarter of 2003, retail prices for projectors broke the sub $1,000 barrier, making them more affordable for mainstream users.

Products

        We offer a wide range of visual display technology products worldwide under the ViewSonic brand name. Our product categories include: desktop CRT and LCD monitors, LCD TVs, plasma displays, projectors, Tablet PCs, and peripherals such as TV/Video processors, keyboards, mice and speakers. Each product category is targeted at specific applications and offers a wide array of sizes and features over a broad range of price and performance levels.

        The following table identifies our principal product categories as of December 31, 2003:

Product Type	Series	Size/ Additional Attributes
Liquid Crystal Displays	E2	15", 17"
	Graphics	15" through 19"
	X	15", 17", 19"
	Pro	17" through 23"
	A	15", 17"
Liquid Crystal Display TVs	—	15", 17", 18", 20", 27"
Cathode Ray Tube Displays	E2	15", 17", 19"
	Graphics	17", 21"
	Pro	17", 19", 22"
	A	17", 19"
	Optiquest	15", 17"
Projectors	—	Under 3 Lbs. to 14+ Lbs.
Plasma Displays	—	42", 50"
Tablet PC & Pocket PC	Slate & Convertible Tablet PCs Pocket PCs	10" & 12" Tablet Screen Size Full Color Screen Pocket PCs
Wireless Monitor	Smart Display	10" & 15" Screen Size
Peripherals & Accessories	—	TV/Video Processor, Keyboards, Mice, Speakers, Etc.

Desktop LCD and CRT Monitors

        ViewSonic desktop monitors offer both LCD flat panel technology and CRT technology. We design our products to meet the demanding requirements of sophisticated and quality conscious end users. There are five series of products in each of our desktop LCD and CRT monitor portfolios. Each series incorporates price/performance characteristics targeted at key market segments.

TV Products

        We offer both plasma and LCD TV products for the digital television market. Our LCD TV product offerings include 15", 17", 18", 20" and 27" products. Our plasma products represent large size offerings (42" and 50") to support home theater usage and commercial applications, including signage.

Projectors

        We design our projectors to meet the various needs of the presentation market which include delivering clear images and ease-of-use at competitive prices. Our projector line offers a wide range of form factors in various weight categories. This segmentation helps end users select an appropriate model for usage on the road, in the office, or at home.

Tablet PC

        Our Tablet PCs are designed to meet the expanding demands of today's mobile professional. Our products enable an end user to compute, collaborate, and communicate, anytime, anywhere. We offer both slate and convertible form factors to satisfy different user applications.

Peripheral Products

        We offer peripherals, including TV/Video processors, keyboards, mice and speakers, which are designed to compliment the look and feel of ViewSonic display products.

Advanced Technology Incubation Program

        We provide dedicated resources for a new products incubation program. This group provides offerings in the Pocket PC, Digital Media Center, and Wireless Display categories as a way of testing new products prior to full program launch.

Sales and Marketing

        We sell our products through retail channels, distributors and through a variety of reseller arrangements. As a result of our channel strategy, our sales are focused on a small number of customers. Sales to Ingram Micro Inc. and Tech Data Corporation, both of which are distributors, accounted for 12% and 11%, respectively, of our net sales in 2003, and 10% and 11%, respectively, of our net sales in 2002.

Distributors

        We use distributors to ship our products to various resellers. We believe that with product proliferation and increasingly complex technologies, resellers are becoming more dependent on distributors to provide additional value-added services. As a result, distributors increasingly are expanding their core competencies beyond product distribution to include offerings such as configuration, channel assembly, financial services, training, marketing services, telemarketing and electronic commerce services. By providing these additional services, we believe that distributors are obtaining greater influence over the products selected by resellers.

Resellers

        We use resellers to sell directly to end users, such as large corporate accounts, small to mid-sized businesses and home users. We categorize our resellers as follows:

  •
  Value-added Resellers, or VARs.    VARs target businesses and add value by combining proprietary software and/or other integration support with off-the-shelf hardware and software.

  •
  Commercial or Enterprise Resellers.    Commercial or enterprise resellers target and sell to Fortune 500 companies and provide worldwide, national and regional information technology configuration and support services.

  •
  Direct Marketing/e-Retailers.    Direct marketing/e-Retailers target and sell to businesses and home users via direct mail catalogs, and telemarketing and online marketing/services. Our direct marketing/e-Retailers include CDW Corporation, PC Connection, Inc., Insight, TigerDirect, Inc., Buy.com, Inc., Amazon.com, Inc., PCNation, and Multiple Zones, Inc.

  •
  Retailers.    Retailers, such as computer superstore chains, consumer electronic stores and mass merchants, target and sell to the walk-in retail market through an extensive network of retail store fronts. Our products are sold at CompUSA Inc., Best Buy Co., Inc., Fry's Electronics, Inc.,

    Micro Electronics, Inc., Office Depot, Inc. and select Home Theater Specialists of America members.

  •
  System Integrators.    System integrators purchase individual components, including computer display products and assemble unbranded computer systems. Our system integrators' value proposition is to provide low-cost technology and services to a wide array of customers.

  •
  ViewSonic Online Sales.    We leverage the Internet to market and drive demand for ViewSonic technology through our website and online stores. Our online stores allow consumers to purchase many of our products directly from ViewSonic. Our stores also allow end users to shop for ViewSonic products from our customers through direct "Buy Now" links.

        Our sales force supports sales opportunities through our worldwide network of channel partners, corporate accounts and online stores. Our sales department is based in Walnut, California with sales offices in the Americas, Asia Pacific and Europe.

        Our marketing group generates demand, product sales and brand awareness throughout sales channels, to corporate enterprise end users, and to consumers. In each worldwide region, the marketing department works with the sales department to foster channel development and product penetration.

End User Support and Service

        We offer comprehensive service options for all customers, distributors, resellers, retailers, system integrators, corporations, educators, governments and consumers. Various support and service programs are tailored to meet each region's demands. The ViewSonic support team is available to assist customers via phone, fax, email, and regular mail. In addition to a multi-language user guide packed with each product, self-support is also available via a user-friendly online interactive web tool on our website. Support is provided by professional customer service representatives, technicians, and engineers.

        Various service options including repair, replacement, and advance replacement are offered for most products in most parts of the world. Services options such as extended warranty, express exchange, expedited repair and onsite repair are also available for most of our products in many countries.

Sourcing and Operations

        Our component sourcing and product development staff researches, develops and tests the latest display technologies with our component suppliers and contract manufacturers, and is charged with designing and developing the highest quality display products at selected price points. We have established relationships with multiple sources of display components and multiple display manufacturers, and qualify additional component suppliers and contract manufacturers when advantageous to us. We currently obtain display components from multiple suppliers, including AU Optronics Corporation, CPT, Fujitsu, Hitachi America Ltd., Intel, LG-Philips, Mitsubishi, Samsung Quanta and Chi-Mei.

Manufacturing and Logistics

        We use the services of several contract manufacturers including Coretronic Corporation, Delta Electronics Inc., Hitachi America Ltd., Jean Company Ltd, K-Tronics, Neso Technology Inc., Quanta, Sampo Corporation, Tatung Company, Top Victory Technology and Wistron Corporation. In some instances, the companies that develop and manufacture key technology components and the companies that take these components and manufacture the finished products are different divisions of large, integrated organizations, while, in other instances, they are independent entities. Our contract manufacturers design the electronic and mechanical systems of a display product around our choice of major components and our specific industrial design. Aside from these major specifications mandated by us, the contract manufacturers choose electronic and mechanical solutions of standard design to reduce the development time, engineering cost and procurement risk associated with more customized designs.

        ViewSonic's global distribution centers are strategically located in the United States, Asia Pacific and Europe. From our distribution centers, we ship to our channel partners, which include the distribution, VAR and retail channels. Distribution centers are operated by ViewSonic and, where appropriate, in conjunction with third-party logistic partners.

Inventory and Working Capital

        Our management focuses considerable attention on managing our inventories and other working-capital-related items. We manage inventories by communicating with our customers and then using our industry experience to forecast demand on a product-by-product basis. We then place manufacturing orders for our products that are based on this forecasted demand.

        The quantity of products actually purchased by our customers as well as shipment schedules are subject to revisions that reflect changes in both the customers' requirements and in manufacturing availability. We maintain substantial inventories of our products because our industry is characterized by short lead time orders and quick delivery schedules.

Research and Product Development

        Our product development efforts are focused on analyzing technology trends, designing and developing standards-based, competitively priced products that incorporate the technologies and features that we believe are most desired by customers today and into the future. In addition, we collaborate with the world's most advanced technology companies for research, development, and engineering to evaluate the latest display and visual solutions related technologies. Working with these companies, ViewSonic engineers integrate new technologies, design product and system architectures, and manage quality.

        We believe our cooperative approach allows ViewSonic to determine the best method and timing for delivering new products and technologies to the market. Research and development expense was $8.2 million, $7.7 million, and $7.2 million for 2003, 2002 and 2001, respectively.

Competition

        The market for our display products is highly competitive. Competitive factors include product features, price, product quality, breadth and reliability, price/performance characteristics, end user support, marketing and channel capability, as well as, corporate reputation. We believe that competition will have the effect of continually reducing the average selling prices of flat panel displays over time. We expect price competition to increase in future periods and such price competition may substantially reduce our revenues and profits in such periods.

        Our competitors include:

  •
  Established consumer electronic companies such as Matsushita Electric Industrial Co., Ltd., Royal Philips Electronics of the Netherlands, Samsung Electronics Co., Ltd., Sharp Corporation and Sony Corporation;

  •
  Personal computer manufacturers such as Dell Inc., Gateway and Hewlett-Packard Company; and

  •
  Asian manufacturers interested in building a U.S. brand presence for their goods, such as BenQ, Daewoo International Corporation, Sampo Group and Chi-Mei.

Intellectual Property

        We rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to protect our proprietary rights in our products. We have no patented technology. We generally enter into confidentiality and invention assignment agreements with our employees and contractors, and nondisclosure agreements with our channel partners, suppliers and appropriate end users to limit access to and disclosure of our proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy and use our products or technology. Policing unauthorized use of our products is difficult. The steps we have taken may not prevent misappropriation of our technology, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

        We also rely on certain technologies that we license from third parties. If the availability of these third party technology licenses ceases, we may have to obtain substitute technology of lower quality or performance standards or at a higher cost.

        Third parties have in the past claimed infringement with respect to our current products. We expect that more infringement claims will be made against display manufacturers as the market becomes more competitive. An infringement claim, whether meritorious or not, could be time consuming, result in costly litigation, cause delays in product availability or require us to utilize alternative technology, possibly of lower quality or higher cost, or to enter into royalty or licensing agreements with unfavorable terms.

        Our registered trademarks, among others, include ViewSonic®, ViewSonic's distinctive three bird logo, product names such as Optiquest® and key phrases such as "See the Difference"®. We intend to continue to protect our trademarks against possible intellectual property infringement.

        Certain technology used in our products is licensed by our contract manufacturers from third parties. Our contracts with our contract manufacturers generally require us to pay royalties and to fulfill confidentiality obligations related to these licenses. In the future, it may be necessary or desirable for us to seek additional licenses of intellectual property rights held by third parties. There can be no assurance that such licenses will continue to be available on favorable terms.

Employees

        As of December 31, 2003, we had 743 employees worldwide. None of our employees are represented by a labor union, and we believe that our employee relations are good.

Financial Information by Business Segment and Geographic Data

        We operate in three segments: Americas, Europe and Asia Pacific. The information included in Note 13 of Notes to the Consolidated Financial Statements, is incorporated herein by reference from Item 15 hereof.

Factors that May Affect ViewSonic's Business and Financial Results

Our revenues and profitability can fluctuate from period to period and are often difficult to predict for particular periods due to factors beyond our control.

        Our results of operations for any quarter or year are not necessarily indicative of results to be expected in future periods. Our operating results have historically been, and are expected to continue to be, subject to quarterly and yearly fluctuations as a result of a number of factors, including:

  •
  The introduction and market acceptance of new technologies, products, and services;

  •
  Variations in product costs and the mix of products sold;

  •
  The size and timing of customer orders, which, in turn, will often depend upon the success of our customers' business or specific products or services;

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  Adverse changes in the conditions in the markets for display products;

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  The size and timing of capital expenditures by our customers;

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  Inventory practices of our customers;

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  Conditions in the broader markets for information technology and communications;

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  Adverse changes in the credit quality of our customers and suppliers;

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  Adverse changes in the supply of components such as LCD panels; and

  •
  The impact of acquired businesses and technologies.

These trends and factors could harm our business, operating results, and financial condition.

Failure to maintain and expand our sales channels would harm our business.

        To maintain and grow our market share, net sales and brand, we must maintain and expand our sales channels. We currently sell our products through distributors, retailers, VARs, system integrators, commercial or enterprise resellers, direct marketing/e-retailers, and ViewSonic online stores. These entities purchase our products directly from us or through our distributors. We have no minimum purchase commitments or long-term contracts with any of these third parties.

        Retailers have limited shelf space and promotional budgets, and competition is intense for these resources. A competitor with more extensive product lines and stronger brand identity may have greater bargaining power with these retailers. The competition for retail shelf space may increase, which would require us to increase our marketing expenditures to maintain current levels of retail shelf space.

        We must also continuously monitor and evaluate emerging sales channels. If we fail to establish a presence in an important developing sales channel, our business could be harmed. If we are unable to establish relationships in emerging sales channels, our sales could decline and we would lose market share.

We rely on a limited number of wholesale distributors and national retailers for most of our sales, and changes in price or purchasing patterns could adversely affect our operating results.

        We sell a substantial portion of our products through wholesale distributors and national retailers. We expect that a significant portion of our net sales will continue to come from sales to a small number of wholesale distributors and national retailers for the foreseeable future. We have no minimum purchase commitments or long-term contracts with any of these customers. The wholesale distributors and retailers could decide at any time to discontinue, decrease or delay their purchases of our products. In addition, the prices that wholesale distributors and retailers pay for our products are subject to negotiation and could change frequently. If any of our major wholesale distributors or retailers change their purchasing patterns or refuse to pay the prices that we set for our products, our net sales and operating results could be negatively impacted. If our wholesale distributors and retailers increase the size of their product orders without sufficient lead-time for us to process the order, our ability to fulfill product demands would be compromised. In addition, because our accounts receivable are concentrated within a small group of wholesale distributors and retailers, the failure of any of them to pay on a timely basis, or at all, would reduce our cash flow.

If we do not effectively manage our sales channel inventory and product mix we may incur costs associated with excess inventory or lose sales from having too few products or the wrong mix of products.

        If we are unable to properly monitor, control and manage our sales channel inventory and maintain an appropriate level and mix of products with our customers and within our sales channels, we may incur increased and unexpected costs associated with this inventory. We generally allow wholesale distributors and traditional retailers to return a limited amount of our products in exchange for other products. Under our price protection policy, subject to certain conditions, if we reduce the list price of a product, we issue a credit in an amount equal to the reduction for each of the products held in inventory by our wholesale distributors and retailers. If our wholesale distributors and retailers are unable to sell their inventory in a timely manner, we may under our policy lower the price of the products, or these parties may exchange the products for newer products. If we improperly forecast demand for our products we could end up with too many products and be unable to sell the excess inventory in a timely manner, if at all, or, alternatively we could end up with too few products and not be able to satisfy demand. If these events occur, we could incur increased expenses associated with writing off excessive or obsolete inventory or lose sales and therefore suffer declining gross margins.

The average selling price of our products typically decreases rapidly over the product life cycle, which may negatively affect our gross margins.

        We typically experience a fairly rapid reduction in the average selling prices of our products over their respective life cycles. In order to sell products that have a declining average selling price and still maintain margins, we need to continually reduce our product costs. To manage product sourcing costs, we must collaborate with our third-party manufacturers to engineer the most cost-effective design for our products. In addition, we must carefully manage the price paid for components used in our products. We must also successfully manage our freight and inventory costs to reduce overall product costs. We also need to continually introduce new products with higher sales prices and gross margins in order to maintain our overall gross margins. If we are unable to manage the cost of older products or successfully introduce new products with higher gross margins, our business will suffer.

We depend on a limited number of third-party contract manufacturers for substantially all of our manufacturing needs. If these contract manufacturers experience any delay, disruption or quality control problems in their operations, we could lose market share and our brand may suffer.

        All of our products are manufactured, assembled, tested and packaged by a limited number of original equipment manufacturers, or OEMs. We rely on our contract manufacturers to procure components and, in some cases, subcontract engineering work. Some of our products are manufactured by a single contract manufacturer. Our contract manufacturers are primarily located in mainland China, Taiwan, Korea, Japan and Thailand and may be subject to disruption by earthquakes, typhoons and other natural disasters, as well as political, social or economic instability. We do not have any long-term contracts with any of our third-party contract manufacturers. The loss of the services of any of our primary third-party contract manufacturers could cause a significant disruption in operations and delays in product shipments. Qualifying a new contract manufacturer and commencing volume production is expensive and time consuming.

        Our reliance on third-party contract manufacturers also exposes us to the following risks over which we have limited control:

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  Unexpected increases in manufacturing and repair costs;

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  Interruptions in shipments if one of our manufacturers is unable to complete production;

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  Inability to control the quality of finished products;

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  Inability to control delivery schedules;

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  Unpredictability of manufacturing yields; and

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  Potential lack of adequate capacity to manufacture all or a part of the products we require.

We rely upon third parties for technology that is critical to our products, and if we are unable to continue to use this technology and future technology, our business could suffer.

        We rely on third parties to obtain non-exclusive software license rights to technologies that are incorporated into and necessary for the operation and functionality of our products. Because the intellectual property we license is available from third parties, barriers to entry for our competitors may be lower than if we owned exclusive rights to the technology we license and use. On the other hand, if a competitor enters into an exclusive arrangement with any of our third-party technology providers, our ability to develop and sell products containing that technology could be severely limited. Our licenses often require royalty payments or other consideration to third parties. Our success will depend in part on our continued ability to have access to these technologies on commercially reasonable terms. If we are unable to license the necessary technology, we may be forced to acquire or develop alternative technology of lower quality or performance standards. This could limit and delay our ability to offer competitive products and increase our costs of production. As a result, our gross margins, market share, and operating results could be harmed.

If we are unable to provide our third-party contract manufacturers with an accurate forecast of our component and material requirements, we may experience delays in the manufacturing of our products and the costs of our products may increase.

        We provide our third-party contract manufacturers with a rolling forecast of demand which they use to determine their material and component requirements. Lead times for ordering materials and components vary significantly and depend on various factors, such as the specific supplier, contract terms and demand and supply for a component at a given time. Some of our components have long lead times. If our forecasts are less than our actual requirements, our contract manufacturers may be unable to manufacture products in a timely manner. If our forecasts are too high, our contract manufacturers will be unable to use the components they have purchased. The cost of the components used in our products tends to drop rapidly as volumes increase and the technologies mature. Therefore, if our contract manufacturers are unable to promptly use components purchased on our behalf, our cost of producing products may be higher than our competitors due to an over-supply of higher-priced components. Moreover, if they are unable to use certain components, we may need to reimburse them for any losses they incur.

If disruptions in our transportation network occur or our shipping costs substantially increase, our operating expense could increase and our financial results could be negatively impacted.

        We are highly dependent upon the transportation systems we use to ship our products, including surface, ocean and air freight. Our attempt to closely match our inventory levels to our product demand intensifies the need for our transportation systems to function effectively and without delay. The transportation network is subject to disruption from a variety of causes, including labor disputes or port strikes, acts of war or terrorism and natural disasters. If our delivery times increase unexpectedly for these or any other reasons, our ability to deliver products on time could result in delayed or lost revenue. In addition, if the recent increases in fuel prices were to continue, our transportation costs would likely increase. A prolonged transportation disruption or a significant increase in the cost of freight could severely disrupt our business and harm our operating results.

If we fail to continue to introduce new products that achieve broad market acceptance on a timely basis, we will not be able to compete effectively and we will be unable to increase or maintain net sales and gross margins.

        We operate in a highly competitive, quickly changing environment, and our future success depends on our ability to develop and introduce new products and product enhancements that achieve broad market acceptance in the business and home markets. Our future success will depend in large part upon our ability to:

  •
  Identify demand trends in the business and home display markets and quickly develop, manufacture and sell products that satisfy these demands;

  •
  Manage our cost structure to enable us to bring new products to market at competitive prices;

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  Respond effectively to new product announcements by our competitors by designing, either internally or through third parties, competitive products; and

  •
  Provide compatibility and interoperability of our products with products offered by other vendors and new technologies as they emerge.

If we fail to attract, hire, and retain skilled personnel, we may not be able to achieve our business objectives.

        We must compete globally for talented employees to develop our products, services, and solutions in a market where the demand for such individuals exceeds the number of qualified candidates. As a result, our human resources organization focuses intensely on attracting and retaining individuals in key technology positions. If we experience a substantial loss of, or an inability to attract, talented personnel, we may experience difficulty in meeting our business objectives.

We may not succeed in executing our growth strategies outside the market in which we currently operate.

        Our strategies include expanding our business in markets outside the markets in which we currently operate. In many of these markets, we face barriers in the form of long-standing relationships between our potential customers and their local suppliers, as well as protective regulations. In addition, pursuing international growth opportunities may require us to make significant investments long before we realize returns on the investments, if any. Increased investments may result in expenses growing at a faster rate than revenues. Our overseas investments could be adversely affected by:

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  Reversals or delays in the opening of foreign markets to new participants;

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  Exchange controls;

  •
  Restrictions on foreign investment or the repatriation of profits or invested capital;

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  Nationalization of local industry;

  •
  Changes in export or import restrictions;

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  Changes in the tax system or rate of taxation in the countries where we do business; and

  •
  Economic, social, and political risks.

        In addition, difficulties in foreign financial markets, economies and foreign financial institutions, particularly in emerging markets, could adversely affect demand from customers in the affected countries. Because of these factors, we may not succeed in expanding our business in international markets. This could hurt our business growth prospects and results of operations.

Intellectual property litigation and infringement claims could cause us to incur significant expenses or prevent us from selling our products.

        Many of our products are designed to include software or other intellectual property licenses from third parties. Competitors' protected technology may be unavailable to us or be made available to us only on unfavorable terms and conditions. While it may be necessary in the future to seek or renew licenses relating to various aspects of our products, we believe that, based upon past experience and standard industry practice, these licenses generally can be obtained on commercially reasonable terms. There can be no assurances, however, that we will be able to obtain, on commercially reasonable terms or at all, from third parties the licenses that we will need. Due to the existence of a large number of patents in our field and the rapid rate of issuance of new patents, it is not practical to determine in advance whether a product or any of its components infringe the patent rights of others.

        We routinely receive claims regarding patent and other intellectual property matters. Pursuant to our agreements with our suppliers, we generally seek indemnification from our suppliers in connection with such claims. Whether or not these claims have merit, they may require significant resources to defend. We are currently involved in several such proceedings. If an infringement claim is successful and we are unable to obtain the license for the infringed technology or substitute similar non-infringing technology, our business could be harmed.

We may be subject to product liability claims that could result in significant direct or indirect costs to us.

        There is a risk that defects may occur in our products and services. The occurrence of these defects could make us liable for damages caused by these defects, including consequential damages. Negative publicity concerning these problems could also make it more difficult to convince customers to buy our products and services. Both could hurt our business, operating results, and financial condition.

We rely on our strategic partners for assistance in new product development, and our business could suffer if our strategic partners have problems or our relationships with them change.

        We have entered into a number of long-term strategic alliances with leading industry participants to develop new technologies and products. Such alliances generally do not include long-term commitment on behalf of either party. If our strategic partners encounter financial or other business difficulties, if their strategic objectives change, or if they perceive us to no longer be an attractive alliance partner, they may no longer desire or be able to participate in our alliances. Our business could be hurt if we were unable to continue one or more of our alliances.

Impairment of our investment portfolio could harm our net earnings.

        We have an investment portfolio that includes a variety of investments. In most cases, we do not attempt to reduce or eliminate our market exposure on these investments. We could incur losses related to the impairment of these investments, which could result in charges to net earnings. Some of our investments are in public and privately-held companies that are still in the start-up or development stage, which have inherent risks because the technologies or products they have under development are typically in the early stages and may never become successful. Furthermore, the values of our investments in publicly-traded companies are subject to significant market price volatility. We often couple our investments in technology companies with a strategic commercial relationship. Our commercial agreements with these companies may not be sufficient to allow us to obtain and integrate such products and services into our offerings or otherwise benefit from the relationship, and third parties, including competitors, may subsequently acquire these companies. Economic weakness could further impact our investment portfolio.

Item 2.    Financial Information

Selected Financial Data

        The following selected financial data should be read in conjunction with our financial statements and the notes thereto, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated statement of operations data for the years ended December 31, 2003, December 31, 2002 and December 31, 2001 and the consolidated balance sheet data as of December 31, 2003 and December 31, 2002 have been derived from, and should be read in conjunction with, our audited consolidated financial statements and the notes thereto included herein. The consolidated statement of operations data for the years ended December 31, 2000 and December 31, 1999 is derived from audited consolidated financial statements and the notes thereto which are not included in this Form 10. The consolidated balance sheet data as of December 31, 2001, December 31, 2000 and December 31, 1999 is derived from audited consolidated financial statements and the notes thereto which are not included in this Form 10.

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(in thousands, except per share data)
Statement of Operations Data:
Net sales	$1,074,684	$884,044	$962,359	$1,371,196	$1,041,918
Cost of sales	931,013	746,992	863,800	1,216,749	905,164

Gross profit	143,671	137,052	98,559	154,447	136,754
Selling, general and administrative expenses	139,264	113,033	116,352	147,771	147,535

Income (loss) from operations	4,407	24,019	(17,793)	6,676	(10,781)

Other income (expense)—net:
Interest expense	(2,386)	(2,628)	(8,076)	(9,336)	(5,094)
Other income—net	3,068	7,460	8,594	4,549	(751)

Other income (expense)—net	682	4,832	518	(4,787)	(5,845)

Minority interest in net loss of subsidiaries	1,726	1,840	—	—	—

Income (loss) before income taxes	6,815	30,691	(17,275)	1,889	(16,626)
Provision for income taxes	2,333	11,500	558	285	(10,796)

Net income (loss)	4,482	19,191	(17,833)	1,604	(5,830)
Preferred stock accretion	(1,229)	(1,078)	(1,364)	(865)	—

Net income (loss) available to
common stockholders	$3,253	$18,113	$(19,197)	$739	$(5,830)

Basic earnings (loss) per share	$0.01	$0.05	$(0.06)	$—	$(0.02)

Diluted earnings (loss) per share	$0.01	$0.05	$(0.06)	$—	$(0.02)

Basic weighted average shares
outstanding	353,891	353,322	342,799	323,977	316,863

Diluted weighted average shares
outstanding	358,534	361,341	342,799	323,977	316,863

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(in thousands)
Balance Sheet Data:
Working capital	$81,742	$60,061	$31,962	$53,763	$18,590
Total assets	$414,929	$376,898	$338,923	$500,659	$411,322
Short-term debt	$6,342	$—	$14,752	$51,658	$61,944
Long-term liabilities	$43,000	$43,000	$43,000	$63,000	$63,000
Convertible mandatorily redeemable preferred stock	$12,056	$10,828	$11,242	$9,878	$—
Stockholder's equity	$64,707	$52,609	$26,840	$28,828	$1,024	(1)

(1)
In April 1999, ViewSonic elected to convert from a S corporation to a C corporation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

        Certain statements contained in this Management's Discussion and Analysis including, without limitation, statements containing the words "anticipate," "believe," "may," "should," "will" and similar expressions constitute "forward-looking statements." Persons should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including risks described in Business—Factors that May Affect ViewSonic's Business and Financial Results and elsewhere in this Form 10. The following discussion should be read in conjunction with our financial statements and the related notes.

Overview

        ViewSonic Corporation is a leading global provider of visual display technology products. We develop, market and support a broad range of award winning display technology products including liquid crystal displays, or LCD, monitors, cathode ray tube, or CRT, monitors, projectors, LCD TVs, plasma displays and the latest in mobile products including tablet personal computers, or Tablet PCs, and wireless monitors. We market our products to consumers and businesses with operations in the Americas, Asia Pacific and Europe.

        Our business and operating results depend in significant part on the level of spending on displays and related products by businesses and consumers. The display industry continues to experience an evolution including a shift from older technologies, such as CRT monitors, to newer technologies, such as LCDs and plasma displays, as well as a broadening of application from PC monitor to TV and other digital media applications. Demand for these products can generally be increased by improving the affordability of these products and price decreases are made to drive demand and to pass through some of the costs savings achieved by manufacturing advancements. Since we use third parties for components and manufacturing, our results of operations can be impacted significantly by the availability and cost of components and of our display and related products. At times, our industry has experienced periods of shortages or oversupply of components and manufacturing capacity. While we expect the cost of these display components and systems to typically decrease over time as capacity increases, shortages can create periods of component price stabilization, or even increases, which can increase the cost of our products and the price at which we will offer them to our customers, which can weaken demand. In addition, price fluctuations for our products can have a positive or negative impact on the value of our finished goods inventory which can also impact our operating results. As a result, we continue to build upon our relationships with our third-party suppliers and contract manufacturers as we closely monitor our inventory levels.

        In 2003, overall spending for display and related technologies improved as corporate spending started to show signs of recovery and consumer interest in display technology continued to increase. Our results of operations were principally driven by an increase in unit sales. We sold approximately four million display products in 2003 compared to approximately three million display products during 2002 and increased net sales from $884.0 million in 2002 to $1.1 billion in 2003. Our growth in unit volume was driven by multiple factors. We continue to develop and market a broad range of display and related products which satisfy a wide range of consumer and commercial applications. We have expanded our operations into new emerging countries such as China and improved market share in certain existing countries. In addition, although prices for our products typically trend down over time, our product mix is shifting to both larger size display products utilizing newer technologies and to higher priced products as we expand into both the TV and consumer electronic markets. Sales of our products also benefited from effects of the weakness of the U.S. Dollar, which made our products more affordable in several markets. Despite the positive growth in our industry during 2003, the industry was negatively impacted by shortages of key LCD products in the later part of 2003. As a result of these component shortages, our costs increased which lowered our gross margin and negatively impacted our operating profit.

        In 2002, the display industry was negatively impacted by the continuing weakness in the economy, lower information technology spending by businesses and end users and intense competitive pricing pressures. In response to these conditions, we continued to execute on a plan implemented in late 2001 to return to profitability by eliminating unprofitable products and implementing a cost reduction initiative to lower our operating expenses. Key actions included discontinuing unprofitable products, exiting unprofitable geographies, and implementing a reorganization including personnel changes in some of our key functional areas. Several of the discontinued products related to a major non-ViewSonic brand.

        In 2001, we began experiencing the general downturn in the economy and technology industry and our business was negatively impacted. We acquired a non-ViewSonic brand display company in early 2000 including inventory, certain assets and liabilities. As the demand slowed significantly in 2001, we recorded excess inventory write-downs mainly related to this non-ViewSonic brand. In addition, our sales, gross margin and operating profits decreased due to lower product pricing. Our profitability was also impacted by investment costs related to our efforts to expand market share in China. We initiated a cost reduction initiative in the later part of the year that focused on reducing operating expenses and implementing key strategies to return us to profitability.

Results of Operations

        The following table sets forth, for the periods indicated, our consolidated statements of operations expressed as a percentage of net sales.

	Year Ended December 31,
	2003	2002	2001
Net sales	100.0%	100.0%	100.0%
Cost of sales	86.6	84.5	89.8

Gross profit	13.4	15.5	10.2
Selling, general & administrative	13.0	12.8	12.1
Income (loss) from operations	0.4	2.7	(1.9)
Other income (expense), net:
Interest expense	(0.2)	(0.2)	(0.8)
Other Income	0.3	0.8	0.9

Other income (expense), net	0.1	0.6	0.1
Minority interest in net loss	0.1	0.2	—
Income (loss) before income taxes	0.6	3.5	(1.8)
Provision for income taxes	0.2	1.3	0.1

Net income (loss)	0.4	2.2	(1.9)
Preferred stock accretion	(0.1)	(0.1)	(0.1)

Net Income (loss) available to common stockholders	0.3%	2.1%	(2.0)%

Consolidated Results of Operations—December 31, 2003 Compared to December 31, 2002

Net Sales

        Net sales increased $190.6 million, or 22%, to $1,074.7 million in 2003 from $884.0 million in 2002. The increase was primarily due to an increase in unit sales offset by a decline in the average selling price per unit. The decline in average selling price per unit reflected the effects of competition, our pricing initiatives and reduced product costs associated with advances in display technology.

Gross Profit

        Gross profit consists of gross sales, net of allowances, less cost of sales. Cost of sales consists primarily of the cost of inventory purchased from our contract manufacturers, manufacturing support costs, inventory provisions and shipping costs. Gross margin is the ratio of gross profit to net sales. Our gross margin can vary in any period depending on the mix of types of products sold. Gross margin declined to 13.4% in 2003 from 15.5% in 2002 partially due to inventory writedowns of $9.5 million in 2003 related to our emerging products as compared to less than $1.0 million in 2003 and an increase of sales in China. In addition, we recorded a warranty benefit of $13.0 million in 2002 due to improved warranty processes as compared to a warranty expense of $1.0 million in 2003.

Selling, General, & Administrative

        Selling, general and administrative expenses consist primarily of salaries, commissions and bonuses, promotional tradeshow and advertising expenses, travel and entertainment expenses and legal and accounting expenses. Selling, general and administrative expenses increased $26.2 million, or 23.2%, to $139.3 million in 2003 from $113.0 million in 2002. The increase was primarily due to additional personnel and advertising costs incurred to support regional and product expansion and expenses related to the translation effects of the strengthening of the Euro against the U.S. dollar in the Europe region. In addition, in the fourth quarter of 2003 we incurred a charge of $9.8 million upon the transfer of nine million shares by James Chu, our Chairman of the Board and Chief Executive Officer and our principal stockholder, to certain other stockholders in connection with the settlement of a stockholder complaint.

Other Income (Expense), Net

        Net other income was $682,000 for 2003 compared to $4.8 million in 2002. The primary reason for the decrease was due to investment losses of $3.7 million in 2003 as compared to investment gains of $5.7 million in 2002. The decrease in 2003 was partially offset by option and forward contracts gains recorded of $200,000 in 2003 compared to option and forward contract losses of approximately $3.2 million in 2002. These contracts expired during 2003. In addition, the decrease was partially offset by foreign transaction gains of $5.9 million in 2003 compared to foreign transaction gains of approximately $3.2 million in 2002.

Minority Interest

        The minority interest represents the portion of income/(loss) that we do not own in two consolidated subsidiaries. The two subsidiaries include one Taiwanese and one U.S. company with a minority interest of approximately 49% and 31%, respectively, as of December 31, 2003 and 2002.

Provision for Income Taxes

        We recorded a provision for income taxes of $2.3 million in 2003 as compared to $11.5 million for 2002. During 2003, the Europe region contributed approximately $14.0 million of net income before income taxes and as a result, we were able to realize a significant portion of the net operating loss carryforward benefits previously generated by the Europe region, allowing us to reduce our valuation allowance related to such net operating losses in 2003.

Consolidated Results of Operations—December 31, 2002 Compared to December 31, 2001

Net Sales

        Net sales decreased $78.3 million, or 8.1%, to $884.0 million in 2002 from $962.4 million in 2001. This decrease was largely due to a decrease in unit sales in 2002 as compared to 2001. The decrease was primarily attributable to slowing demand due to weakening economic conditions and decreases in average selling prices as a result of competitive pricing pressures. In addition, we phased out one of our non-ViewSonic brand displays in 2002 which had less than $1.0 million in net sales in 2002 compared to $40.0 million in net sales in 2001.

Gross Profit

        Gross margin increased to 15.5% in 2002 from 10.2% in 2001. The increase in 2002 was partially due to overall improved product margins as gross margins were adversely affected in 2001 as a result of $14.0 million in inventory write-downs as compared to less than $1.0 million in 2002. In addition, we recorded a warranty benefit of $13.0 million in 2002 due to improved warranty processes as compared to a warranty benefit of $5.0 million in 2001.

Selling, General, & Administrative

        Selling, general and administrative expenses decreased $3.3 million, or 2.9%, to $113.0 million for 2002 from $116.4 million in 2001. The decrease in expense was primarily due to a reduction in personnel costs.

Other Income (Expense), Net

        Net other income was $4.8 million in 2002 compared to $518,000 in 2001. The primary reason for the increase in other income was due to interest expenses of $2.6 million in 2002 compared to $8.0 million in 2001. The increase was also due to the foreign transaction gains recorded in Europe of $3.2 million in 2002 due to the strengthening of the Euro against the U.S. dollar in 2002 compared to foreign transaction losses of $2.2 million in 2001. However, the increase was partially offset by lower investment gains of $5.7 million in 2002 compared to approximately $11.2 million in 2001. The decrease was also due to option and forward contracts losses recorded in Asia Pacific of $3.2 million in 2002 compared to option and forward contract losses of $400,000 in 2001.

Minority Interest

        The minority interest represents the portion of income/(loss) that ViewSonic does not own in two consolidated subsidiaries. The two subsidiaries include one Taiwanese and one U.S. company with minority interest of approximately 49% and 31%, respectively, as of December 31, 2002. There was no minority interest as of December 31, 2001.

Provision for Income Taxes

        We recorded a provision for income taxes of $11.5 million in 2002 as compared to $558,000 in 2001. The increase was primarily due to losses in all of our regions in 2001 for which no current tax benefit was recorded.

Segment Information

        Our management evaluates and monitors segment performance primarily through net sales and income (loss) from operations. Management believes that this segment information provides useful information for analyzing the underlying business results.

		Year Ended December 31,
	2003	Percentage Increase/(Decrease)	2002	Percentage Increase/(Decrease)	2001
	(in thousands)
Net sales:
Americas	$667,638	8.5%	$614,905	(5.8)%	$653,342
Europe	179,910	42.7%	126,009	(17.6)%	152,984
Asia Pacific	227,136	58.6%	143,130	(8.2)%	156,033

	$1,074,684	21.5%	$884,044	(8.1)%	$962,359

Income (loss) from operations:
Americas	$5,798	(75.2)%	$23,409	481.9%	$(6,129)
Europe	9,010	169.3%	3,345	139.4%	(8,477)
Asia Pacific	(591)	78.3%	(2,735)	14.1%	(3,187)
Stockholders' complaint settlement	(9,810)	—	—	—	—

	$4,407	(81.6)%	$24,019	234.9%	$(17,793)

December 31, 2003 Compared to December 31, 2002

Americas

Net Sales

        The increase in net sales was primarily due to higher unit sales primarily across the LCD and emerging product lines such as LCD TVs, plasma displays, wireless displays, Pocket PC's, high definition LCDs, and other emerging products, which was partially offset by the decrease in sales of CRT products. Net sales also increased due to the shift in the product mix to higher priced products such as plasma displays and projectors and the shift in the ratio of sales from CRT to LCD products. In addition, sales allowances decreased from the prior year due to high backorders as a result of the shortage of key LCD products during the later part of 2003.

Income (loss) from Operations

        The decrease in income from operations was partially due to additional warranty expense in 2003 compared to a benefit in 2002 and higher inventory write-downs related to our emerging products in 2003. The decrease was also attributable to higher advertisement and marketing expenses and higher personnel related expenses due an increase in advertising efforts related our new product categories and increased staffing to support our higher volumes.

Europe

Net Sales

        The increase in net sales was primarily due to the region's continued expansion in Russia, Norway, France, the United Kingdom, certain Mediterranean countries and the Middle East. In addition, the strengthening of the Euro against the U.S. Dollar was a major contributor to the overall increase in net sales. In addition, net sales increased due to the shift in the product mix to larger screen sizes and higher priced products such as projectors and from the shift in the ratio of sales from CRT to LCD products.

Income (loss) from Operations

        The increase in income from operations was partially due to the effects of the improvements in the Euro against the U.S. Dollar resulting in higher Euro list prices relative to cost of goods sold in the U.S., offset by higher inventory write-downs in 2003 compared to 2002. In addition, no warranty benefits were recorded in 2003 compared to a warranty benefit in 2002. Selling, general and administrative expenses increased in 2003 from 2002 primarily as a result of the strengthening of the Euro against the U.S. Dollar. In addition, the dollar increases came from higher advertising and marketing expenses and higher personnel related expenses to support increased marketing efforts in additional markets.

Asia Pacific

Net Sales

        The primary reason for the increase in net sales was our continued expansion into the China market. Net sales also increased due to higher unit sales in Taiwan and emerging markets such as Australia, New Zealand and Southeast Asia. The increase in unit sales was a result of expanding our customer base as well as increasing unit sales of new product categories such as LCD TVs, plasma displays, wireless displays, Tablet PCs, Pocket PCs and other emerging products.

Income (loss) from Operations

        The decrease in loss from operations was partially due to faster growth in the China market partially offset by higher advertising and marketing expenses and higher personnel related costs related to supporting the increasing marketing efforts in China and increased staffing levels.

December 31, 2002 Compared to December 31, 2001

Americas

Net Sales

        The slight decrease in net sales was primarily due to our decision to scale down our business to focus on more profitable products in light of weak industry and economic conditions. The decline in sales was exacerbated by the shortage of key LCDs due to capacity challenges experienced by our vendors. In addition, we phased out one of our non-ViewSonic brand displays in 2002.

Income (loss) from Operations

        The increase in income from operations was due to improved inventory management and lower inventory write-downs in 2002 as compared to 2001. In addition, we recorded a higher warranty benefit in 2002 as compared to 2001 as a result of continued improvement in the warranty repair processes. The increase was also due to lower personnel costs as a result of the region's cost reduction initiatives that began in 2001, partially offset by an increase in product development costs.

Europe

Net Sales

        The decrease in net sales was primarily due to a decrease in units shipped. The primary reason for the decrease was due to the region scaling back its sales to the volatile Russian market and the decision to focus on driving sales in targeted products that had a higher profit opportunity. In addition, the region phased out a non-ViewSonic brand display in 2002 which had minimal net sales in 2002 as compared to 2001. The decrease in net sales was partially offset by the strengthening of the Euro against the U.S. Dollar during 2002 as compared to 2001.

Income (loss) from Operations

        The increase in income from operations was partially due to improved inventory management and lower inventory write-downs in 2002 as compared to 2001. In addition, we recorded a warranty benefit in 2002 due to the improved warranty repair processes compared to no benefit in 2001. We also experienced lower personnel costs in 2002 resulting from our cost reduction initiatives that began in 2001, as well as lower advertising expenses.

Asia Pacific

Net Sales

        The decrease in net sales was primarily due to weak industry and economic conditions a decline in average selling price as result of severe market competition in Japan, South Asia, Southeast Asia, Australia and New Zealand.

Income (loss) from Operations

        The decrease in loss from operations was primarily due to higher sales volumes in China offset by increased expenses associated with our acquisition of VisionBank Corporation, a privately-held Taiwanese company, as well as increased advertising expenses in China.

Liquidity and Capital Resources

	Year Ended December 31,
	2003	2002	2001
	(in thousands)
Net cash provided by operating activities	$17,870	$40,039	$54,663
Net cash provided by (used in) investing activities	$(2,699)	$6,909	$1,237
Net cash provided by (used in) financing activities	$6,355	$(11,888)	$(36,876)
Net increase in cash and cash equivalents	$21,526	$35,060	$19,024

        Since our inception, we have financed our growth and cash needs largely through income from operations, issuance of stock and borrowings. As of December 31, 2003, we had cash, cash equivalents and short-term investments of $91.6 million. Our cash balances are held in numerous locations throughout the world. Most of the amounts held outside the United States could be repatriated to the United States, but, under current law, would be subject to United States federal income taxes, less applicable foreign tax credits. In certain countries, foreign exchange limitations limit the amount of cash that can be repatriated. We have provided for the United States federal tax liability on these amounts for financial statement purposes except for foreign earnings that are considered indefinitely reinvested outside the United States. Repatriation could result in additional United States federal income tax payments in future years. Where local restrictions prevent an efficient inter-company transfer of funds, our intent is that cash balances would remain in the foreign country and we would meet United States liquidity needs through ongoing cash flows from operations, external borrowings, or both. We utilize a variety of tax planning and financing strategies in an effort to ensure that our worldwide cash is available in the locations in which it is needed.

Operating Activities

        Cash flow provided by operating activities was $17.9 million in 2003, $40.0 million in 2002 and $54.7 million in 2001. The decrease in 2003 from 2002 was primarily due to lower earnings and a decrease in net working capital (current assets, excluding cash, less current liabilities) in 2003 versus 2002. The overall increase in 2003 of accounts receivable, inventories, and accounts payable was primarily due to the increase in net sales. The decrease in 2002 from 2001 was primarily due to a decrease in net working capital (current assets, excluding cash, less current liabilities) in 2002 versus an increase in net working capital in 2001.

Investing Activities

        Cash flow used in investing activities was $2.7 million in 2003 compared to cash flow provided by investing activities of $6.9 million in 2002 and $1.2 million in 2001. The primary reason for the variance between periods was the timing of sales and purchases of investments, including the purchase of a business which resulted in intangibles of $5.7 million in 2001.

Financing Activities

        Cash flow provided by financing activities was $6.4 million in 2003 compared to cash flow used in financing activities of $11.9 million in 2002 and $36.9 million in 2001. The primary reason for the variance between 2003 and 2002 was the net increase of bank borrowings in 2003 compared to a net decrease of bank borrowings in 2002 to fund operations in Asia Pacific. The variance was also due to the issuance of common stock, preferred stock and warrants in 2002 compared to 2003. The primary reason for the variance between 2002 and 2001 was the net decrease of bank borrowings in 2002 compared to 2001.

Contractual Obligations and Commitments

        At December 31, 2003, we had contractual obligations and commercial commitments of $69.3 million as shown in the table below. The table below excludes obligations related to accounts payable and accrued liabilities incurred in the ordinary course of business.

		Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
		(in thousands)
Operating lease obligations	$6,849	$2,507	$3,344	$998	$—
Materials and supplies—purchase commitments	3,364	3,364	—	—	—
Licensing agreements	1,051	1,051	—	—	—
Subordinated notes payable	43,000	—	—	43,000	—
Preferred stock mandatory redemption	15,000	—	15,000	—	—

Total	$69,264	$6,922	$18,344	$43,998	$—

Credit Facilities

        In December 2001, we negotiated a new $50.0 million line of credit with CIT Group/Business Credit, Inc. that expires in December 2004. Advances bear interest at the prime rate plus 0.75% (4.75% at December 31, 2003) with interest payable monthly. As of December 31, 2003 and 2002, there was no outstanding balance on the line of credit. All advances under the agreement are collateralized by substantially all of the assets of ViewSonic America. Certain of our international subsidiaries also have separate lines of credit which are secured by certain of their assets. As of December 31, 2003 and 2002, an aggregate of $6.3 million and $0 was outstanding under these credit facilities.

Off-Balance Sheet Arrangements

        At December 31, 2003 and 2002, we did not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purposes entities, which are typically established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Seasonality

        The market for our products historically has experienced seasonal shifts in demand due to a number of factors. Many of these factors vary geographically, and their impact on our operating results in a given period may vary depending on our actual or anticipated level of activity in the relevant region. In addition, we tend to experience seasonality consistent with the PC market place which peaks in the fourth quarter of the calendar year. Our seasonality is moderated through slightly different seasonal variations in the three regions.

Operating Capital and Capital Expenditure Requirements

        We believe that our existing cash balances, credit facility and anticipated cash flows from operations will be sufficient to meet our operating, acquisition and capital requirements for at least the next 12 months. However, there is no assurance that we will not need to raise additional equity or debt financing within this time frame. Additional financing may not be available on favorable terms or at all and may be dilutive to our then-current stockholders. We also may require additional capital for other purposes not presently contemplated. If we are unable to obtain sufficient capital, we could be required to curtail capital equipment purchases or research and development expenditures, which could harm our business. Factors that could affect our cash used or generated from operations and, as a result, our need to seek additional borrowings or capital include:

  •
  decreased demand and market acceptance for our products;

  •
  inability to successfully develop our next-generation products;

  •
  competitive pressures resulting in lower than expected average selling prices; and

  •
  new product announcements or product introductions by our competitors.

Quantitative and Qualitative Disclosures About Market Risk

        Our financial market risk arises from fluctuations in foreign currencies. A majority of our net sales, expense and capital purchasing activities are transacted in U.S. Dollars. However, we do enter into these transactions in other currencies, primarily the Euro and certain other Asian currencies. Our net sales and purchasing transactions denominated in currencies other than the U.S. Dollar are subject to exchange rate fluctuations and could potentially negatively impact our financial results.

        We have significant European net sales denominated in the Euro. Product shipping, and selling, general and administrative costs associated with a portion of these sales are U.S. Dollar-denominated. During 2003, the Euro-to-U.S. Dollar foreign currency exchange rate strengthened against the U.S. Dollar increasing 17% on an average annual basis compared to the average in 2002. The strengthening of the Euro positively impacted our 2003 net sales and income from operations by $13.0 million and $7.0 million, respectively, assuming all other factors remain constant. We currently estimate that a 10% change in value of the Euro-to-U.S. Dollar exchange rates could impact net sales by $8.0 million. The ultimate impact of future changes to these and other currency exchange rates on 2004 net sales, income from operations, net income, equity, and comprehensive income is not determinable at this time.

        We have a portfolio of investments that includes marketable securities classified as available-for-sale long-term investments. To the extent that these investments continue to have strategic value, we typically do not attempt to reduce or eliminate our market exposure. For those securities that are no longer considered strategic, management will evaluate market and economic factors in its decision on the timing of disposal. Our investments are generally in companies in the high-technology industry.

Critical Accounting Policies and Estimates

General

        Management's Discussion and Analysis of Financial Condition and Results of Operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Management has discussed the development, selection and disclosure of these estimates with the Audit Committee of our Board of Directors. Actual results may differ from these estimates under different assumptions or conditions.

        An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect its more significant estimates and assumptions used in the preparation of the consolidated financial statements.

Valuation of Goodwill and Intangible Assets

        We review goodwill and purchased intangible assets with indefinite lives for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with the Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets."

Revenue Recognition and Promotional Expenses

        Revenues are recognized when products are shipped and risk of loss is transferred, evidence of an arrangement exists, the price is fixed or readily determinable, and collectibility is probable. We extend rights of return to our customers, which are accrued for based on estimated future returns determined by using estimates and historical experience.

        We record estimated reductions to revenue for customer and distributor programs and incentive offerings, including price protection, promotions, other volume-based incentives and expected returns. Future market conditions and product transitions may require us to take actions to increase customer incentive offerings, possibly resulting in an incremental reduction of revenue at the time the incentive is offered. Additionally, certain incentive programs require us to estimate, based on historical experience, the number of customers who will actually redeem the incentive.

Allowance for Doubtful Accounts

        Our allowance for doubtful accounts is determined using an analysis to determine whether the balance of the account sufficiently adjusts the accounts receivable balance to its net realizable value. The analysis consists of applying a historical write-off percentage against the accounts receivable aging balance to determine whether the allowance for doubtful accounts balance is sufficient to cover expected future write-offs. We maintain an allowance for all customers based on a variety of factors, including the length of time receivables are past due, trends in overall rating of the total portfolio, macroeconomic conditions, significant one-time events and historical experience. Also, we record additional allowance for individual accounts when we become aware of a customer's inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. If circumstances related to customers change, our estimates of the recoverability of receivables would be further adjusted. If our estimates for future bad debts are higher than recorded, this could result in higher bad debt expenses.

Inventory and Supplier Liability Reserve

        Our inventory is stated at the lower of cost or market. Adjustments to inventory are made via specific identification for estimated excess, obsolete or impaired balances, to reflect inventory at the lower of cost or market. Factors influencing these adjustments include: changes in demand, rapid technological changes, product life cycle and development plans, component cost trends, product pricing, physical deterioration and quality issues. Revisions to these adjustments would be required if any of these factors differ from our estimates.

        We have purchase commitments for materials and supplies as part of the normal course of business. These commitments are not at prices in excess of current fair market value. Commitments to purchase inventory at above-market prices have been reserved. The total amount reserved under these commitments was $3.4 million and $0 as of December 31, 2003 and 2002, respectively, and is included as part of other accrued expenses.

Warranty Provision

        We provide product warranty programs on a worldwide basis that vary in term from 12 to 36 months. The length of the warranty period and the specific warranty coverage are based on the type of product. We accrue for estimated warranty costs at the time the product is sold, and such amounts are based upon historical experience. The historical data that determines the warranty accrual and the overall estimate of the warranty reserve includes the following key factors: net cost of repair (repair costs less reimbursements from suppliers), defective rates, and total number of products under warranty. If our estimates for net cost of repair and defective rates are higher than recorded, this could result in higher future warranty expenses.

Long-Term Investments

        We account for long-term investments in 20% to 50%-owned companies under the equity method. Investments in less than 20%-owned marketable securities are classified as available-for-sale. As such, realized gains (losses) are recorded in other income (expense) and unrealized holding gains (losses) are recorded in other comprehensive income, net of tax. In computing realized gains and losses, cost is determined by specific identification. Investments in marketable securities of privately owned companies are accounted for under the cost method. During the year ended December 31, 2003, we recorded an impairment loss of $3.6 million, related to two of our private investments. If our estimates for impairments on long-term investments, other than temporary, are higher than recorded, this could result in higher future impairment expenses.

Income Taxes

        Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates to the differences between financial statement carrying amounts and the income tax basis of assets and liabilities. Income taxes, which would be due upon the repatriation of foreign subsidiary earnings, have not been provided where the undistributed earnings are considered indefinitely invested. We record a valuation allowance when it is more likely than not that the deferred income tax asset will not be realized.

New Accounting Pronouncements

        In July 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangibles Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 changed the accounting standard for goodwill and other intangible assets. The statement will continue to require recognition of goodwill as an asset but does not permit amortization of goodwill. Goodwill recognized after June 30, 2001 is not amortized, and goodwill on the books at June 30, 2001 is amortized until, but not after, January 1, 2002. The statement requires that goodwill be separately tested for impairment using a fair-value based approach at least annually or when events and circumstances occur indicating that an impairment might exist.

        In June 2002, the FASB issue SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be initially measured at fair value and recognized when the liability is incurred. The provisions of SFAS No. 146 are required to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We adopted SFAS No. 146 on January 1, 2003. The adoption of SFAS No. 146 did not have a material effect on our consolidated financial statements.

        In December 2003, the FASB issued FIN No. 46(R), Consolidation of Variable Interest Entities. FIN 46(R) requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the company that has controlling financial interest. It also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. We adopted FIN 46(R) effective January 1, 2003. The adoption of FIN No. 46(R) did not have a material effect on our consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Based on SFAS No. 150, a convertible mandatorily redeemable financial instrument shall be classified as a liability if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date or upon an event certain to occur. Similarly, payments to holders of such instruments and related accruals shall be presented separately from payment to and interest due to other creditors in statements of cash flows and income. Convertible mandatorily redeemable financial instruments shall be initially measured at fair value. The statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We adopted this statement during the year ended December 31, 2003. Our convertible mandatorily redeemable preferred stock contains a conversion feature. Accordingly, SFAS No. 150 will not impact our consolidated financial statements until the conversion feature expires.

Item 3.    Properties

        We lease facilities in Walnut, California of approximately 300,000 usable square feet that serve our corporate headquarters as well as a warehouse, testing and after-sales service facility, under a lease that expires in June 2007. In addition, we have sales offices in Atlanta, Georgia, Miami, Florida and in Toronto, Canada.

        In Europe, we lease facilities in Crawley, West Sussex, United Kingdom that serve as our European headquarters and provides space for northern Europe sales operations and after-sales service activity. This lease expires in 2012. In addition, we lease space in Denmark, Finland, France, German, Italy, Norway, Russia, Spain, Sweden, and United Arab Emirates for marketing, sales and after-sales service operations.

        In Asia Pacific, we own a main office and repair facility in Taipei, Taiwan. We also lease two warehouses in Taoyuan, Taiwan and own an additional warehouse in Taipei, Taiwan. We lease sales offices in Beijing, Hong Kong, GuangZhou and Shanghai, China, in Kaoshiung, Taiwan, in Tokyo, Japan and Australia.

        We believe that our existing facilities will be adequate to meet our needs for the foreseeable future and that additional space will be available as needed at commercially reasonable rates.

Item 4.    Security Ownership of Certain Beneficial Owners and Management

        The following table presents information regarding the ownership of our common stock and preferred stock as of December 31, 2003 by:

  •
  Each director;

  •
  Each of the executive officers named in the Summary Compensation Table; and

  •
  All of our directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or SEC, and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of common stock subject to options exercisable within 60 days of December 31, 2003. These shares are not deemed outstanding for purposes of computing the percentage ownership of each other person. Percentage of beneficial ownership is based on 361,397,749 shares of our common stock and preferred stock outstanding as of December 31, 2003. Except for Mr. Chu, no stockholder beneficially owns more than five percent of our common stock and/or preferred stock. Unless otherwise indicated, the address of each of the individuals and entities listed below is c/o ViewSonic Corporation, 381 Brea Canyon Road, Walnut, California, 91789.

	Shares Issuable Pursuant to Options Exercisable Within 60 days of December 31, 2003
		Shares Beneficially Owned
Name and Address of Beneficial Owner
		Number	Percent
Directors and Executive Officers
James Chu(1)	—	311,969,998	86.3%
Matthew E. Massengill	62,500	62,500	*
William J. Miller	62,500	62,500	*
Bruce L. Stein	62,500	62,500	*
Luc H. Vanhal	62,500	62,500	*
James A. Morlan	806,250	806,250	*
Robert Moon	418,750	418,750	*
Christopher M. Franey	1,264,512	1,271,512	*
Robert J. Ranucci	156,381	156,381	*
Joseph Marc McConnaughey	1,251,950	1,258,950	*
All directors and executive officers as a group (12 persons)	4,556,483	316,540,481	86.5%

*
Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1)
Includes 58,831,542 shares held by Keypoint Investments, L.P., a California limited partnership. Mr. Chu and his wife, Lily Chu, are general partners of Keypoint Investments, L.P.

Item 5.    Directors and Executive Officers

Executive Officers and Directors

        The following table sets forth the name, age as of December 31, 2003 and position of each person who serves as a ViewSonic executive officer and/or director:

Name	Age	Position
Executive Officers:
James Chu	46	Chairman of the Board and Chief Executive Officer
James A. Morlan	56	Chief Financial Officer
Robert J. Ranucci	39	Vice President, General Counsel and Secretary
Robert Moon	54	Vice President, Information Services
Christopher M. Franey	48	President, ViewSonic Europe
Chung-Yung "Middle" Lin	45	President, ViewSonic Asia Pacific
Y.C. Wu(1)	50	Vice President, Visual Display Group
Michael Holstein	51	Vice President, Visual Solutions Group
Directors:
Matthew E. Massengill	42	Director
William J. Miller	58	Director
Bruce L. Stein	49	Director
Luc H. Vanhal	43	Director

(1)
Mr. Wu joined ViewSonic in February 2004.

        James Chu founded ViewSonic and has served as our Chairman of the Board and Chief Executive Officer since our inception in 1987. From September 1986 to June 1987, Mr. Chu served as President of U.S. Operations of Behavior Tech Computer Corporation, a Taiwanese keyboard manufacturer.

        James A. Morlan has served as our Chief Financial Officer since June 2000. From January 1997 to June 2000, Mr. Morlan served as Vice President of Finance of Golden Valley Foods, an operating company of ConAgra Foods, Inc., a packaged food company. Mr. Morlan holds a B.S. in Electrical Engineering from the University of Iowa.

        Robert J. Ranucci has served as our Vice President, General Counsel and Secretary since July 2003. From June 2000 to June 2003, Mr. Ranucci served as our General Counsel and Secretary. From June 1995 to May 2000, Mr. Ranucci was the managing partner of the law firm of Ranucci & Ranucci in Los Angeles, California. Mr. Ranucci holds a B.A in Economics from Claremont McKenna College, and an M.A. in Economics and a J.D. from the University of Southern California.

        Robert Moon has served as our Vice President, Information Services since January 2001. From November 1999 to December 2000, Mr. Moon served as the Senior Vice President of Operations of Unibex, Inc., a provider of e-business solutions, and from February 1995 to November 1999, Mr. Moon served as Vice President and Chief Information Officer of MICROS Systems, Inc., an information technology company. Mr. Moon holds a B.S. in Technology Management from the United States Naval Academy.

        Christopher M. Franey has served as President and Managing Director of ViewSonic Europe since October 2003. From February 2001 to October 2003, Mr. Franey served as Senior Vice President & Managing Director of ViewSonic Europe. Mr. Franey also served in various roles, including Senior Vice President of Global Sales, Vice President of Sales for the Americas, Director of Sales for Canada, Latin America and the U.S. and National Sales Manager of ViewSonic from November 1994 through February 2001. Mr. Franey holds a B.A. in Marketing and Economics from the University of Washington.

        Chung-Yung "Middle" Lin has served as President of ViewSonic Asia Pacific since October 2003. From July 2002 to September 2003, Mr. Lin served as General Manager of ViewSonic China. Mr. Lin served as General Manager of the Imaging & Information Solution Business Group at Seiko Epson Corporation, a manufacturer of information-related equipment, from July 1998 to July 2002. Mr. Lin holds a B.S. in Marine Technology and Electronic Engineering from National Chiao-Tung University, Taiwan.

        Y.C. Wu has served as our Vice President, Visual Display Group since February 2004. From May 2001 to January 2004, Mr. Wu served as Senior Vice President & General Manager of Operations of Ambit Microsystems Corporation, a Taiwanese supplier of communication products. Mr. Wu also served as OEM Director of Cisco Systems, Inc., an internet networking company, from August 1999 to April 2001 and as Assistant Vice President of Quanta Computer Inc., a manufacturer of notebook computers, from April 1997 to July 1999. Mr. Wu holds a B.S. in Telecommunication Engineering from National Chiao-Tung University, Taiwan, and an M.S. in Electrical Engineering from University of Texas at Arlington.

        Michael Holstein has served as our Vice President, Visual Solutions Group since October 2003. From June 2002 to September 2003, Mr. Holstein served as our Director of Supply Base Management, and from October 2001 to May 2002, he served as our Director of Product Engineering, Mobile and Wireless. From November 2000 to September 2001, Mr. Holstein served as the Vice President of Development Technology for Gateway, Inc., a computer manufacturer, and from November 1996 to October 20002, he served as Gateway's Director of Consumer Products.

        Matthew E. Massengill has served as a member of our Board of Directors since December 2003. Since January 2000, Mr. Massengill has been the Chief Executive Officer and a director of Western Digital Corporation, a disk drive manufacturer. In November 2001, Mr. Massengill was named Chairman of the Board of Directors of Western Digital. From October 1999 to January 2000, Mr. Massengill was Chief Operating Officer, and from August 1999 to October 1999, he was Co-Chief Operating Officer of Western Digital. He previously served for more than five years in various executive capacities within Western Digital. Mr. Massengill holds a B.S. in Engineering from Purdue University.

        William J. Miller has served as a member of our Board of Directors since December 2003. Mr. Miller has acted as an independent consultant to several technology companies since October 1999. From April 1996 to October 1999, Mr. Miller was Chairman of the Board of Directors and Chief Executive Officer of Avid Technology, Inc., a provider of digital tools for multimedia. Mr. Miller also served as President of Avid Technology from September 1996 through October 1999. Mr. Miller serves as a director of NVIDIA Corporation, a visual computing technology company, and Waters Corporation, a scientific instrument manufacturing company. Mr. Miller holds a B.A. and a J.D. from the University of Minnesota.

        Bruce L. Stein has served as a member of our Board of Directors since June 2003. From September 2001 to April 2003, Mr. Stein served as a consultant and director of Avalon Digital Systems, Inc. From October 1999 to September 2001, Mr. Stein served as a consultant and a director of Radical Communications, Inc., a messaging solution provider, which was acquired by Avalon Digital Systems, Inc. Mr. Stein served in various positions at Mattel, Inc., a manufacturer of toy products, from

August 1996 to March 1999, including President, Mattel Worldwide, Chief Operating Officer and as a director. From August 1995 to August 1996, Mr. Stein was Chief Executive Officer of Sony Interactive Entertainment Inc., a subsidiary of Sony Computer Entertainment America Inc. At various times between January 1995 to June 1998, Mr. Stein was a consultant to DreamWorks SKG, a motion picture company, Warner Bros. Entertainment, an entertainment company, and Mandalay Entertainment, a film production company. Mr. Stein holds a B.S. from Pitzer College in Claremont and an M.B.A. from the University of Chicago.

        Luc H. Vanhal has served as a member of our Board of Directors since June 2003. From January 2001 to April 2004, Mr. Vanhal served as President and Chief Operating Officer of Vivendi Universal Games, Inc., a multi-platform interactive entertainment company. From July 1997 to February 1999, Mr. Vanhal held several positions at the Walt Disney Company, an entertainment company. Mr. Vanhal holds a B.A. and an M.B.A. from the University of Leuven, Belgium.

Board of Directors and Committees

        As of December 31, 2003, our Board of Directors was comprised of five members and had the following three committees: (1) Audit; (2) Compensation and (3) Nominating and Corporate Governance. Each committee operates under a written charter adopted by the Board of Directors. The membership during 2003 was as follows:

Name of Director	Audit		Compensation		Nominating & Corporate Governance
James Chu	—		—		—
Matthew E. Massengill	—		X		X
William J. Miller	X		—		X	*
Bruce L. Stein	X		X	*	X
Luc H. Vanhal	X	*	X		X

*
Chairman of committee.

Director Compensation

        Non-employee members of our Board of Directors receive a retainer fee of $30,000, $10,000 for the chairman of each committee and $3,000 for each committee member per year. The non-employee members are also reimbursed for travel, lodging and other reasonable expenses incurred in attending Board of Directors or committee meetings. In October 2003, Messrs. Stein and Vanhal, each a non-employee director, each received an option to purchase 250,000 shares of our common stock at an exercise price of $1.09 per share, the fair market value of our common stock as determined by our Board of Directors on the date of grant. In November 2003, Mr. Miller, a non-employee director, received an option to purchase 250,000 shares of our common stock at an exercise price of $1.09 per share. In December 2003, Mr. Massengill, a non-employee director, received an option to purchase 250,000 shares of our common stock at an exercise price of $1.09 per share. These options vest in 36 equal monthly installments, subject to the recipient's continued service as a director.

Item 6.    Executive Compensation

Summary Compensation Table

        The following table presents summary information for the year ended December 31, 2003 concerning the compensation earned by our Chief Executive Officer and four most highly compensated executive officers whose salary and bonus for 2003 were in excess of $100,000 plus one former executive officer.

	Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary	Bonus	Securities Underlying Options	All Other Compensation
James Chu Chairman of the Board and Chief Executive Officer	2003	$275,000	$98,106	—	—
James A. Morlan Chief Financial Officer	2003	237,500	95,519	600,000	—
Robert Moon Vice President, Information Services	2003	190,000	40,757	225,000	—
Christopher M. Franey President, ViewSonic Europe	2003	263,750	168,768	600,450	$157,500	(1)
Robert J. Ranucci Vice President, General Counsel and Secretary	2003	165,000	28,606	115,766	—
Joseph Marc McConnaughey(2) Former Senior Vice President, Advanced Technologies	2003	254,968	78,807	750,000	—

(1)
Represents car and housing allowance.

(2)
Mr. McConnaughey resigned as Senior Vice President, Advanced Technologies in October 2003. His salary includes $79,195 in accrued vacation and severance pay.

Stock Option Grants and Exercises

Option Grants in 2003

        We grant options to our executive officers under our 1999 Stock Plan. The following table presents each stock option grant during 2003 to each of the executive officers named in the Summary Compensation Table. The exercise price of each option was equal to the fair market value of our common stock as determined by our Board of Directors on the date of grant.

        The exercise price may be paid in cash or in shares of our common stock valued at fair market value on the exercise date.

        The potential realizable value is calculated based on the ten-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the SEC and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by:

  •
  multiplying the number of shares of common stock subject to a given option by the exercise price per share;

  •
  assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the option; and

  •
  subtracting from that result the aggregate option exercise price.

        The shares listed in the following table under "Number of Securities Underlying Options Granted" are subject to vesting. The shares subject to the options vest as to 25% on the grant date with the remaining shares vesting annually over three years. Each option has a ten-year term, subject to earlier termination if the optionholder's service with us ceases. Under certain circumstances following a change of control, the vesting of such option grants may accelerate and become immediately exercisable.

        Percentages shown under "Percent of Total Options Granted in 2003" are based on an aggregate of 12,080,206 options granted during 2003.

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Individual Grants
	Number of Securities Underlying Options Granted	Percent of Total Options Granted in 2003
			Exercise Price Per Share
Name				Expiration Date
					5%	10%
James Chu	—	—	—	—	—	—
James A. Morlan	600,000	5.0%	$1.09	04/30/13	$411,298	$1,042,308
Robert Moon	225,000	1.9	1.09	04/30/13	154,237	390,866
Christopher M. Franey	600,450	5.0	1.09	04/30/13	411,060	1,043,090
Robert J. Ranucci	115,766	*	1.09	04/30/13	79,357	201,106
Joseph Marc McConnaughey	750,000	6.2	1.09	04/30/13	514,122	1,302,885

*
Represents less than 1% of the total options granted in 2003.

Aggregated Option Exercises During 2003 and Option Values at December 31, 2003

        The following table presents the number and value of securities underlying unexercised options that are held by, each of the individuals listed in the Summary Compensation Table as of December 31, 2003. No options were exercised during 2003 by such individuals.

        Amounts shown under the column "Value of Unexercised In-the-Money Options at December 31, 2003" are based on a price of $1.09 per share, which was the fair market value of shares of our common stock on December 31, 2003, as determined by our Board of Directors without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares underlying the option, less the exercise price payable for these shares.

	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-the-Money Options at December 31, 2003
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
James Chu	—	—	—	—
James A. Morlan	806,250	543,750	$59,063	$8,438
Robert Moon	387,500	337,500	29,813	15,188
Christopher M. Franey	1,264,512	450,338	100,296	—
Robert J. Ranucci	156,381	105,031	11,470	1,639
Joseph Marc McConnaughey	1,251,950	—	95,801	—

Severance Agreement

        We have entered into a severance agreement, dated October 18, 2003, with Joseph Marc McConnaughey, a former executive officer. Pursuant to the severance agreement we agreed to pay Mr. McConnaughey his base salary for nine months following the date of his resignation, agreed to continue his medical benefits for an equivalent period and extended his ability to exercise his vested options through December 31, 2004.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serve as members of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our Board of Directors or Compensation Committee. No interlocking relationship exists between our Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Item 7.    Certain Relationships and Related Transactions

Notes Payable

        As of December 31, 2003, we have a subordinated note payables to James Chu, our Chairman of the Board and Chief Executive Officer, and Keypoint Investments, L.P., a California limited partnership, of which Mr. Chu and his wife, Lily Chu, are the general partners, in the aggregate principal amount of $43.0 million. In 2001, Mr. Chu purchased 10,000,000 shares of our common stock at $2.00 per share in exchange for a $20.0 million reduction of the original subordinated note. The subordinated notes are due on April 12, 2008 and no payments were made against the principal amount in 2003 or 2002. The interest rate on the subordinated notes was 3.97%, 3.97%, and 6.25% per annum for 2003, 2002 and 2001, respectively. Interest expense related to the subordinated notes was $1.7 million, $1.7 million and $3.7 million for 2003, 2002 and 2001, respectively.

Related Party Sales

        We have entered into distribution agreements with ASI Corp., a privately-held company located in Fremont, California. Mr. Chu's sister is a principal stockholder of ASI Corp. Net sales to ASI Corp. were $28.8 million, $27.2 million and $34.9 million for 2003, 2002 and 2001, respectively. We had an account receivable balance of $2.8 million and $2.9 million from ASI Corp. at December 31, 2003 and 2002, respectively, which are included in other receivables.

Investor Rights Agreement

        We, Mr. Chu and certain other preferred stockholders have entered into an agreement, pursuant to which these stockholders have registration rights with respect to their shares of common stock.

Severance Agreement

        Please see Item 6. "Executive Officer Compensation—Severance Agreement" for a description of our severance agreement with Joseph Marc McConnaughey, a former executive officer.

Indemnification Agreements

        We have entered into indemnification agreements with each of our directors and executive officers. The agreements require us to indemnify such individuals for certain liability to which they may be subject as a result of their affiliation with us, to the fullest extent permitted by Delaware law.

        We believe that the above transactions were in our best interests and on terms no less favorable to us than could be obtained from unaffiliated third parties.

Item 8.    Legal Proceedings

        In the ordinary course of business, we are involved in other lawsuits, claims, investigations, proceedings, and threats of litigation consisting of intellectual property, commercial, employment and other matters. In accordance with SFAS No. 5, "Accounting for Contingencies," we make a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Litigation is inherently unpredictable. However, we believe that we have valid defenses with respect to the legal matters pending against us, as well as adequate provisions for any probable and estimable losses. If an unfavorable ruling were to occur in any specific period, there exists the possibility of a material adverse impact on our results of operations for that period. We believe that, given our current liquidity and cash and investment balances, even were we to receive an adverse judgment with respect to litigation that we are currently a party to, it is likely that such a judgment would not have a material impact on our financial condition, results of operations or liquidity.

Item 9.    Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Market Information

        There is no public market for our common stock, preferred stock or stock options.

Holders

        As of December 31, 2003, there were 64 holders of record of our common stock and there was one holder of record of our Series B preferred stock and warrants to purchase Series C preferred stock. As of December 31, 2003, we had 613 holders of stock options exercisable for shares of our common stock.

Dividends

        There were no cash dividends declared or paid in 2003 or 2002 and we do not anticipate declaring cash dividends in the foreseeable future. ViewSonic America's credit facility with The CIT Group/Business Credit, Inc. prohibits the payment of dividends in excess of $250,000 per year without the consent of The CIT Group/Business Credit, Inc.

Equity Compensation Plan Information

        We have one stockholder approved equity compensation plan, the 1999 Stock Plan. Under the terms of the 1999 Stock Plan, officers, directors, consultants and our employees may be granted options to purchase our common stock at the fair market value on the date the option is granted as determined by our Board of Directors. Options generally vest over three to four years and may be exercised for up to 10 years from the date of grant.

        The following table provides certain information regarding our equity incentive plans as of December 31, 2003.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	32,263,003	$1.08	10,935,013
Equity compensation plans not approved by security holders	—	—	—

Total	32,263,003	$1.08	10,935,013

Item 10.    Recent Sales of Unregistered Securities

        Since January 1, 2001, we sold and issued the following unregistered securities:

(1)
From January 1, 2001 through December 31, 2003, we granted stock options to purchase 22,941,438 shares of our common stock, at exercise prices ranging from $1.00 to $1.36 per share, to employees, consultants and directors pursuant to our 1999 Stock Plan. Of these, stock options to purchase 19,216,956 shares of our common stock were canceled without being exercised.

(2)
From January 1, 2001 through December 31, 2003, we issued 44,625 shares of our common stock, at exercise prices ranging from $1.00 and $1.09 per share, to employees and consultants pursuant to outstanding stock options to purchase shares of our common stock.

(3)
In December 2001, we issued 10,000,000 shares of our common stock, at $2.00 per share, to Mr. Chu in connection with the conversion of outstanding subordinated promissory notes in the principal amount of $20.0 million.

(4)
In January 2002, we issued 7,500,000 shares of our Series B preferred stock, at $2.00 per share, and warrants to purchase an aggregate of 15,800,000 shares of our Series C preferred stock, to one investor, in exchange for 3,676,471 shares of our Series A preferred stock and a warrant to purchase up to 18,382,353 shares of our Series A preferred stock or common stock and $5.0 million. The Series B preferred stock and Series C preferred stock are convertible into shares of our common stock at the rate of one share of common stock for each share of Series B or Series C preferred stock owned. The warrants to purchase 3,300,000 shares and 12,500,000 shares of our Series C preferred stock have exercise prices of $0.01 and $2.00 per share, respectively. The warrant to purchase 3,300,000 shares of our Series C preferred stock shall vest on January 10, 2006 and shall terminate upon the earlier of six months following January 10, 2006 and 180 days following the effective date of a Qualified IPO, as such term is defined therein. The warrant to purchase 12,500,000 shares of our Series C preferred stock is vested with respect to 7,500,000 shares of our Series C preferred stock. The remaining 5,000,000 shares of this warrant shall not vest and become exercisable. This warrant shall terminate upon the earlier of (a) six months following January 10, 2006 (b) 180 days following the effective date of a Qualified IPO and (c) January 10, 2007.

(5)
In April 2002, we issued 1,417,017 shares of our common stock to two investors, at $2.00 per share, for an aggregate purchase price of $2,834,034.

(6)
In May 2002, we issued 500,000 shares of our common stock to one investor, at $2.00 per share, for an aggregate purchase price of $1.0 million.

Item 11.    Description of Registrant's Securities to be Registered

        This summary of the terms and provisions of our 1999 Stock Plan, the 1999 Plan, and capital stock is not complete, and you should read our certificate of incorporation, bylaws and the 1999 Plan, copies of which have been filed as exhibits to this registration statement.

Options to Purchase Our Common Stock

        In 1999, our Board of Directors adopted the 1999 Plan and reserved 43,200,000 shares of common stock for issuance under the 1999 Plan. In 1999, our stockholders also approved the 1999 Plan. As of December 31, 2003, options to purchase 32,263,003 shares of our common stock were outstanding and held by approximately 613 optionholders. To date, we have only granted nonstatutory stock options. The Board adopted the 1999 Plan to extend the benefits of an equity incentive program to a broad-based group of our employees. All of our employees, officers and directors and employees, officers and directors of our affiliates and certain of our consultants and other independent advisors and of our affiliates, are eligible to participate in the 1999 Plan. For purposes of the foregoing, in accordance with Rule 701(c) under the Securities Act of 1933, as amended, or the Securities Act, "affiliates" include parent corporations and majority-owned subsidiaries. All holders of outstanding options are either (a) employees or directors of ViewSonic or our subsidiaries or (b) consultants to ViewSonic or our subsidiaries within the meaning of Rule 701 of the Securities Act.

        Under the 1999 Plan, participants may be granted options or issued stock. Stock awards reflecting 63,000 shares have been issued under the 1999 Plan, which are held by 10 securityholders. The 1999 Plan does not permit the issuance of stock appreciation rights or other awards.

        Below is a summary of the material terms of the 1999 Plan:

  •
  Each option represents the right to purchase the number of shares of common stock at an exercise price and at the times provided in the 1999 Plan or the individual notice of grant.

  •
  The exercise price for each share of common stock subject to an option is established by the Board, but can in no event be less than 85% of the fair market value of our common stock on the date of grant (or 110% of the fair market value of our common stock on the date of grant for any 10% stockholder). All options granted since the 1999 Plan's adoption were issued at fair market value at the time of grant.

  •
  The options expire ten years after the date of grant, subject to earlier termination in some circumstances.

  •
  A holder of an option granted under the 1999 Plan has no voting or other rights as a stockholder, by reason of such option, until the optionholder exercises the option and becomes a holder of record of the purchased shares.

  •
  Under the 1999 Plan, vesting provisions of individual options may vary. In general, options that have been granted either vest over 4 years or 3 years. The options may be exercised to the extent vested, subject to compliance with applicable law.

  •
  The options granted to date may not be exercised prior to vesting, but the Board of Directors has discretion to grant options which may be exercisable for unvested shares. In the event that the Board of Directors allowed early exercise of options, any unvested shares acquired pursuant to such exercise are subject to repurchase by us, at the original exercise price paid per share, during the 90-day period following the date the optionholder leaves our employ or service.

  •
  Options may not be transferred, except by will or the laws of descent and distribution, and are exercisable only by the optionholder during the lifetime of the optionholder.

  •
  If an optionholder's service to us or one of our affiliates is terminated, the optionholder's unvested options terminate immediately and the optionholder is permitted to retain his or her vested options for the period set forth below:

  •
  If an optionholder's service to us is terminated, other than by death or disability or for misconduct, the optionholder may exercise the vested portion of any option until the earlier of three (3) months following the optionholder's termination and the scheduled expiration of the term of the option, after which time the option will terminate.

  •
  If an optionholder's service is terminated due to death or disability, the optionholder (or the optionholder's estate or designated heir or devisee) may exercise the vested portion of any option until the earlier of one year following termination and the scheduled expiration of the term of the option, after which time the option will terminate.

        The Board of Directors has the authority to administer the 1999 Plan under the terms of the 1999 Plan. The Board of Directors has delegated its authority to administer the 1999 Plan, as permitted under the 1999 Plan, to our Compensation Committee, subject to any resolutions adopted by the Board of Directors. Our Compensation Committee has the discretion to determine which participants receive options, the type of stock awards granted, the provisions of each stock award granted and the number of shares of stock with respect to which a stock award is granted. Our Compensation Committee also has the power to interpret the 1999 Plan and the stock awards granted under it.

General

        Under our certificate of incorporation, we are authorized to issue up to 600,000,000 shares of common stock, $.01 par value per share. Our common stock underlies the options issued pursuant to the 1999 Plan. We are also authorized to issue up to 50,000,000 shares of preferred stock, $.001 par value per share, of which 12,500,000 shares are designated Series B preferred stock and 18,000,000 shares are designated Series C preferred stock. As of December 31, 2003, 353,897,749 shares of our common stock were issued and outstanding, 7,500,000 shares of our Series B preferred stock were issued and outstanding and no shares of our Series C preferred stock were issued and outstanding.

Item 12.    Indemnification of Directors and Officers

        Under Section 145 of the Delaware General Corporation Law, or the DGCL, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. Our certificate of incorporation provides that we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

        We have entered into agreements to indemnify our director and officers in addition to the indemnification provided for in our certificate of incorporation. These agreements, among other things, indemnify our director and certain of our officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including but not limited to any action by or in the right of ViewSonic, on account of services as a director or officer of ViewSonic, or as a director or officer of any other company or enterprise to which the person provides services at our request. We have also purchased liability insurance covering our director and officers.

        In addition, our certificate of incorporation provides that our directors shall not be liable for monetary damages for breach of such director's fiduciary duty of care to us and our stockholders except for liability for breach of the director's duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under the DGCL. This provision in the certificate of incorporation does not eliminate the duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under the DGCL. The provision also does not affect a director's responsibilities under any other law, such as the federal or state securities or environmental laws.

        There is no pending litigation or proceeding involving a director, officer, employee or other agent of ViewSonic as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

Item 13. Financial Statements and Supplementary Data

        The following selected financial data should be read in conjunction with our consolidated financial statements. The information set forth below is not necessarily indicative of results of future operations, and should be read in conjunction with Item 2 "Financial Information," and the consolidated financial statements to understand fully factors that may affect the comparability of the financial data presented below. The following table sets forth for the periods indicated selected unaudited quarterly financial information for 2003 and 2002.

	Quarter Ended
	2003				2002
	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30	Sep. 30	Dec. 31
	(in thousands, except per share amounts)
Net sales	$266,915	$240,785	$275,711	$291,273	$208,179	$205,356	$219,029	$251,480
Cost of sales	225,413	209,463	241,226	254,911	173,333	169,838	184,339	219,482

Gross profit	41,502	31,322	34,485	36,362	34,846	35,518	34,690	31,998
Income (loss) from operations	7,966	741	3,179	(7,479)	11,551	8,612	4,984	(1,128)

Other income (expense)—net:	1,189	(55)	1,278	(1,730)	1,335	(2,624)	4,510	1,611
Income (loss) before income taxes	9,490	1,067	5,185	(8,927)	12,886	6,299	10,100	1,406
Provision (benefit) for income taxes	1,818	378	1,636	(1,499)	4,138	3,540	3,480	342

Net income (loss)	$7,672	$689	$3,549	$(7,428)	$8,748	$2,759	$6,620	$1,064
Preferred stock accretion	$289	$304	$313	$323	$263	$262	$263	$290

Net Income (loss) available to common stockholders	$7,383	$385	$3,236	$(7,751)	$8,485	$2,497	$6,357	$774
Basic earnings (loss) per share	$0.02	$0.00	$0.01	$(0.02)	$0.02	$0.01	$0.02	$0.00

Diluted earnings (loss) per share	$0.02	$0.00	$0.01	$(0.02)	$0.02	$0.01	$0.02	$0.00

        See note 2 of the notes to consolidated financial statements for a description of the method used to compute basic and diluted earnings (loss) per share.

Item 14.    Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

        Not applicable.

Item 15.    Financial Statement and Exhibits

  (a)
  The following documents are filed as part of this Form 10:

		Page
1.	Financial Statements and Independent Auditors' Report	41
2.	Notes to Financial Statements	48
3.	Financial Statement Schedules—None
4.	Exhibits—See Exhibit Index
  (b)
  Exhibits—See Item 15(a) above.

40

INDEX TO VIEWSONIC CORPORATION AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

Stockholders
ViewSonic Corporation
Walnut, California

        We have audited the accompanying consolidated balance sheets of ViewSonic Corporation and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2, in 2002, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142.

/s/ Deloitte & Touche LLP

March 23, 2004

VIEWSONIC CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002
(Amounts in thousands)

ASSETS	2003	2002
CURRENT ASSETS:
Cash and cash equivalents	$87,870	$66,251
Short-term investments	3,687
Trade receivables—net	132,120	109,841
Other receivables	5,765	7,927
Inventories	128,718	119,395
Deferred income taxes	11,592	10,858
Prepaids and other current assets	5,002	7,094
Income taxes receivable	123	4,598

Total current assets	374,877	325,964
PROPERTY, PLANT AND EQUIPMENT—Net	16,015	16,612
LONG-TERM INVESTMENTS	13,704	23,668
GOODWILL	7,464	7,464
OTHER ASSETS—Net	2,869	3,190

TOTAL	$414,929	$376,898

(Continued)

VIEWSONIC CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002
(Amounts in thousands, except for share and par value information)

LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002
CURRENT LIABILITIES:
Bank borrowings	$6,342	$—
Accounts payable	237,363	217,900
Accrued promotional expenses	15,779	20,930
Accrued warranty expense	14,706	14,253
Other accrued expenses	18,945	12,820

Total current liabilities	293,135	265,903
SUBORDINATED NOTES PAYABLE—Related party	43,000	43,000
DEFERRED INCOME TAXES	590	1,391
CONVERTIBLE MANDATORILY REDEEMABLE PREFERRED STOCK	12,056	10,828
MINORITY INTEREST	1,441	3,167
STOCKHOLDERS' EQUITY:
Common stock, $.01 par value:
Authorized—600,000,000 shares at December 31, 2003 and 2002
Outstanding—353,897,749 and 353,885,825 shares at December 31, 2003 and 2002, respectively	3,539	3,539
Additional paid-in capital	92,105	82,282
Accumulated deficit	(28,125)	(31,378)
Accumulated other comprehensive loss	(2,812)	(1,834)

Total stockholders' equity	64,707	52,609

TOTAL	$414,929	$376,898

The accompanying notes are an integral part of these consolidated financial statements.

(Concluded)

VIEWSONIC CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts in thousands, except per share information)

	2003	2002	2001
NET SALES	$1,074,684	$884,044	$962,359
COST OF SALES	931,013	746,992	863,800

GROSS PROFIT	143,671	137,052	98,559
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	139,264	113,033	116,352

INCOME (LOSS) FROM OPERATIONS	4,407	24,019	(17,793)

OTHER INCOME (EXPENSE)—Net:
Interest expense	(2,386)	(2,628)	(8,076)
Other income—net	3,068	7,460	8,594

Other income—net	682	4,832	518

MINORITY INTEREST IN NET LOSS OF SUBSIDIARIES	1,726	1,840

INCOME (LOSS) BEFORE INCOME TAXES	6,815	30,691	(17,275)
PROVISION FOR INCOME TAXES	2,333	11,500	558

NET INCOME (LOSS)	4,482	19,191	(17,833)
PREFERRED STOCK ACCRETION	(1,229)	(1,078)	(1,364)

NET INCOME (LOSS) AVAILABLE TO COMMON STOCKHOLDERS	$3,253	$18,113	$(19,197)

BASIC EARNINGS (LOSS) PER SHARE	$0.01	$0.05	$(0.06)

DILUTED EARNINGS (LOSS) PER SHARE	$0.01	$0.05	$(0.06)

BASIC WEIGHTED-AVERAGE SHARES OUTSTANDING	353,891	353,322	342,799

DILUTED WEIGHTED-AVERAGE SHARES OUTSTANDING	358,534	361,341	342,799

VIEWSONIC CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts in thousands, except for share information)

	Common Stock				Accumulated Other Comprehensive Income (Loss)
			Additional Paid-In Capital	Accumulated Deficit		Total Stockholders' Equity
	Shares	Amount
BALANCE—January 1, 2001	341,936,407	$3,419	$53,386	$(30,294)	$2,317	$28,828
Comprehensive loss:
Net loss				(17,833)		(17,833)
Other comprehensive loss—net of tax:
Foreign currency translation					(346)	(346)
Unrealized holding losses on marketable securities—less realized gains					(2,475)	(2,475)
Comprehensive loss
Preferred stock accretion				(1,364)		(1,364)
Issuance of common stock	10,029,701	101	19,929			20,030
BALANCE—December 31, 2001	351,966,108	3,520	73,315	(49,491)	(504)	26,840
Comprehensive income (loss):
Net income				19,191		19,191
Other comprehensive loss—net of tax:
Foreign currency translation					(348)	(348)
Unrealized holding losses on marketable securities—less realized gains					(982)	(982)
Comprehensive loss
Preferred stock accretion				(1,078)		(1,078)
Issuance of common stock and warrants	1,919,717	19	8,967			8,986
BALANCE—December 31, 2002	353,885,825	3,539	82,282	(31,378)	(1,834)	52,609
Comprehensive income:
Net income				4,482		4,482
Other comprehensive income (loss)—net of tax:
Foreign currency translation					223	223
Unrealized holding losses on marketable securities—less realized gains					(1,201)	(1,201)
Comprehensive income
Stockholders' complaint settlement (Note 10)			9,810			9,810
Preferred stock accretion				(1,229)		(1,229)
Issuance of common stock	11,924		13			13
BALANCE—December 31, 2003	353,897,749	$3,539	$92,105	$(28,125)	$(2,812)	$64,707

The accompanying notes are an integral part of these consolidated financial statements.

VIEWSONIC CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts in thousands)

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$4,482	$19,191	$(17,833)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,949	5,469	7,114
Minority interest in net loss of subsidiaries	(1,726)	(1,840)
Loss on disposal of property, plant and equipment	249	844	347
Provision for doubtful accounts	1,228	618	1,028
Loss (gain) on sale of long-term investments	3,666	(5,657)	(11,172)
Deferred income taxes	(735)	7,988	(7)
Stockholders' complaint settlement	9,810
Other	68	(258)	145
Changes in operating assets and liabilities:
Trade receivables—net	(23,505)	(3,679)	58,588
Other receivables	2,162	9,252	731
Inventories	(9,323)	(11,453)	123,417
Prepaids and other current assets	2,412	215	752
Accounts payable	19,463	34,082	(85,505)
Accrued promotional and other expenses	1,281	3,050	(19,687)
Accrued warranty expense	453	(15,285)	(2,520)
Income taxes payable/receivable	3,936	(2,498)	(735)

Net cash provided by operating activities	17,870	40,039	54,663

CASH FLOWS FROM INVESTING ACTIVITIES:
Net purchase of property, plant and equipment	(3,302)	(2,835)	(10,838)
Purchases of long-term investments	(214)	(4,584)	(5,623)
Proceeds on sale of long-term investments	4,504	10,019	23,016
(Purchases) sales of short-term investments	(3,687)	2,076	376
Purchase of businesses			(5,694)
Sale of minority interests		2,233

Net cash (used in) provided by investing activities	(2,699)	6,909	1,237

(Continued)

VIEWSONIC CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts in thousands)

	2003	2002	2001
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank borrowings	$41,565	$29,752	$256,091
Payments on bank borrowings	(35,223)	(46,642)	(292,997)
Proceeds from issuance of common stock	13	2	30
Proceeds from issuance of preferred stock and warrants		5,000

Net cash provided by (used in) financing activities	6,355	(11,888)	(36,876)

NET INCREASE IN CASH AND CASH EQUIVALENTS	21,526	35,060	19,024
CASH AND CASH EQUIVALENTS—Beginning of year	66,251	31,319	12,342
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	93	(128)	(47)

CASH AND CASH EQUIVALENTS—End of year	$87,870	$66,251	$31,319

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid (refund) for:
Interest	$2,129	$2,264	$7,405

Income taxes	$(1,887)	$4,654	$1,583

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITY—Unrealized holding (losses) gains in 2003, 2002 and 2001 for investments available for sale, net of tax of $(801), $812 and $3,218, respectively	$(623)	$1,027	$4,827

Acquisition of a long-term investment in 2002	$—	$1,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

(Concluded)

VIEWSONIC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

1.     Organization and Business

        ViewSonic Corporation, a Delaware corporation, and subsidiaries (the "Company"), was incorporated in 1987. The Company is a leading global provider of visual display technology, including CRT monitors, LCD displays, projectors, plasma displays, HDTV technology and the latest in mobile products from Tablet PCs and PDAs to wireless monitors.

        Headquartered in Walnut, California, the Company has subsidiaries with operations in the United States, Taiwan, China, Japan, Singapore, Hong Kong, Australia, the United Kingdom, France and Germany.

2.     Summary of Significant Accounting Policies

        Principles of Consolidation—The Company's consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries and elimination of all significant intercompany accounts and transactions.

        Use of Estimates—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

        Cash, Cash Equivalents and Short-Term Investments—Cash and cash equivalents include currency on hand and time deposits with original maturities of less than three months.

        Short-term investments represent time deposits with original maturities of more than three months but less than one year.

        Trade Receivables—Net—Trade receivables, net include an allowance for doubtful accounts of approximately $4,192,000, $2,896,000 and $6,181,000 as of December 31, 2003, 2002 and 2001, respectively. The allowance amount is determined by specific review of the receivable aging balances.

        Other Receivables—This balance includes related party receivables (see Note 9) and other receivables. A foreign subsidiary had entered into a factoring contract with a bank to sell its accounts receivables without recourse. The contracts outstanding were approximately $0 and $2,895,000 as of December 31, 2003 and 2002, respectively.

        Inventories—Inventories consist primarily of finished goods and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method of accounting.

        Property, Plant and Equipment—Net—Depreciation is provided for on the straight-line method over the estimated useful lives of the assets, 3 to 30 years. Amortization of leasehold improvements is over the lesser of the lease term or useful life of the improvement.

        The Company's property, plant and equipment are recorded at cost and include significant expenditures that increase the asset lives. Ordinary maintenance and repairs are charged to operations as incurred. When assets are sold or otherwise disposed of, the recorded cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is recognized.

        Long-Term Investments—The Company's long-term investments are classified as available-for-sale. The Company accounts for long-term investments in 20% to 50% owned companies under the equity method. Investments in less than 20% owned marketable securities are accounted for under the cost method. As such, realized gains (losses) are recorded in other income (expense), and unrealized holding gains (losses) are recorded in other comprehensive income (loss), net of tax. In computing realized gains and losses, cost is determined by specific identification. Investments in marketable securities of privately owned companies are accounted for under the cost method. During the year ended December 31, 2003, the Company recorded an impairment loss of $3,631,000 related to two of its private investments.

        License Agreements—The Company accounts for its license agreements in accordance with the guidelines in Statement of Financial Accounting Standards ("SFAS") No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. SFAS No. 86 requires capitalized software costs to be amortized using the greater of the ratio of current gross revenues to anticipated future gross revenues or the straight-line method over the remaining economic life. In addition, the Company monitors the capitalized license costs to ensure the costs are stated at their net realizable value.

        Income Taxes—Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates to the differences between financial statement carrying amounts and the income tax basis of assets and liabilities. Income taxes, which would be due upon the repatriation of foreign subsidiary earnings, have not been provided where the undistributed earnings are considered indefinitely invested. The Company records a valuation allowance when it is more likely than not that the deferred income tax asset will not be realized.

        Revenue Recognition, Warranty and Promotions—Revenues are recognized when products are shipped and risk of loss is transferred, evidence of an arrangement exists, the price is fixed or readily determinable, and collectibility is probable. The Company extends rights of return to its customers, which are accrued for based on estimated future returns determined by using estimates and historical experience.

        The Company provides a variety of warranty programs worldwide, and each program is based on the specific products. Accruals are provided for such estimated future costs at the time the product is sold, and such amounts are based upon historical experience (see Note 14).

        The Company offers promotions such as rebates, price protection and other incentives to customers in the normal course of business. Accruals for these promotions are provided for based on estimates and historical experience. The cost of these promotions is netted against sales.

        Advertising—Advertising costs, which include cooperative advertising, media advertising and production costs, are recorded as selling, general and administrative expenses in the period in which the advertising first takes place. Advertising costs were $27,944,000, $23,615,000 and $27,196,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

        Research and Development—Research and development expenses were $8,158,000, $7,662,000 and $7,223,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

        Other Income—Net—The other income, net account consists primarily of investment gains (losses), foreign currency transaction gains (losses) and other miscellaneous income. See Note 4 for investment gains (losses), and for transaction gains (losses), see below for more information.

        Foreign Currency Translation and Transaction Gain (Loss)—The assets and liabilities of subsidiaries whose functional currency is other than the U.S. dollar are translated at the exchange rates applicable at the end of the reporting year. The statements of operations and cash flows of such subsidiaries are translated at the average exchange rates during the year. Translation gains or losses are accumulated as a separate component of stockholders' equity.

        The Company's net transaction gains (losses) were $5,934,000, $3,177,000, and $(2,193,000) for the years ended December 31, 2003, 2002 and 2001, respectively.

        Stock-Based Compensation—The Company accounts for employee stock options in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. Under APB Opinion No. 25, the Company does not recognize compensation expense related to employee stock options, since the options are not granted at a price below the estimated market price on the date of grant.

        SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require, the recognition of compensation expense for employee stock-based compensation arrangements using the fair value method of accounting. The Company has elected the "disclosure only" alternative and has disclosed the pro forma net income (loss) per share amounts using the fair value method. In accordance with SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123, the following pro forma disclosure is required.

        Had compensation expense for the Company's stock options been recognized based on the fair value on the grant date under the methodology prescribed by SFAS No. 123, the Company's net income (loss) from continuing operations would have been impacted as shown in the following table for the years ended December 31:

	2003	2002	2001
Net income (loss):
As reported	$4,482	$19,191	$(17,833)
Pro forma	$4,235	$18,949	$(18,074)
Basic earnings (loss) per share:
As reported	$0.01	$0.05	$(0.06)
Pro forma	$0.01	$0.05	$(0.06)
Diluted earnings (loss) per share:
As reported	$0.01	$0.05	$(0.06)
Pro forma	$0.01	$0.05	$(0.06)

        New Accounting Pronouncements—In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 changed the accounting standard for goodwill and other intangible assets. The statement will continue to require recognition of goodwill as an asset but does not permit amortization of goodwill. Goodwill recognized after June 30, 2001 is not amortized, and goodwill on the books at June 30, 2001 is amortized until, but not after, January 1, 2002. The statement requires that goodwill be separately tested for impairment using a fair-value-based approach at least annually or when events and circumstances occur indicating that an impairment might exist.

        In accordance with SFAS No. 142, the Company recognized no goodwill amortization for the years ended December 31, 2003 and 2002. Goodwill amortization was $1,524,000 for the year ended December 31, 2001.

        In accordance with SFAS No. 142, the Company is making the following transitional disclosures for the years ended December 31 (amounts in thousands, except for per share information):

	2003	2002	2001
Reported net income (loss) available to common stockholders	$3,253	$18,113	$(19,197)
Add back goodwill amortization—net of tax			914

Adjusted net income (loss) available to common stockholders	$3,253	$18,113	$(18,283)

Basic earnings (loss) per share:
Reported net income (loss) available to common stockholders	$0.01	$0.05	$(0.06)
Goodwill amortization			0.01

Adjusted net income (loss) available to common stockholders	$0.01	$0.05	$(0.05)

Diluted earnings (loss) per share:
Reported net income (loss) available to common stockholders	$0.01	$0.05	$(0.06)
Goodwill amortization			0.01

Adjusted net income (loss) available to common stockholders	$0.01	$0.05	$(0.05)

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be initially measured at fair value and recognized when the liability is incurred. The provisions of SFAS No. 146 are required to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company adopted SFAS No. 146 on January 1, 2003. The adoption of SFAS No. 146 did not have a material effect on the Company's consolidated financial statements.

        In December 2003, the FASB issued FIN No. 46(R), Consolidation of Variable Interest Entities. FIN 46(R) requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the company that has controlling financial interest. It also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. The Company adopted FIN 46(R) effective January 1, 2003. The adoption of FIN 46(R) did not have a material effect on the Company's consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Based on SFAS No. 150, a convertible mandatorily redeemable financial instrument shall be classified as a liability if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date or upon an event certain to occur. Similarly, payments to holders of such instruments and related accruals shall be presented separately from payment to and interest due to other creditors in statements of cash flows and income. Convertible mandatorily redeemable financial instruments shall be initially measured at fair value. The statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted this statement during the year ended December 31, 2003. The Company's convertible mandatorily redeemable preferred stock contains a conversion feature (see Note 7). Accordingly, SFAS No. 150 will not impact the Company until the conversion feature expires.

        Derivative Financial Instruments—The Company used foreign currency option contracts and forward contracts to manage the risk of foreign currency exchange. These contracts were not accounted for as hedges under SFAS No. 133, Accounting for Derivatives; therefore, the fair value of the derivative was recorded on the consolidated balance sheet and the change in fair value was recognized currently in income. As of December 31, 2003 and 2002, the fair values of the outstanding options and forward contracts were $0 and $(1,322,000), respectively, and are included in other accrued expenses.

        Foreign Component Suppliers and Assemblers and Regulations—A significant number of products distributed by the Company are manufactured in China, Taiwan, Korea and Japan. The purchase of goods manufactured in foreign countries is subject to a number of risks, including economic disruptions, transportation delays and interruptions, foreign exchange rate fluctuations, imposition of tariffs, import and export controls, and changes in governmental policies, any of which could have a material effect on the Company's business, results of operations and financial condition. While the Company does not believe that any of these factors impact its business significantly at present, there can be no assurance that these factors will not have a material effect on the Company in the future. Any significant disruption in the delivery of merchandise from the Company's component suppliers, substantially all of whom are foreign, would also have a material impact on the Company's business, results of operations and financial condition. Currently, the majority of purchases are made in U.S. dollars.

        Fair Value of Financial Instruments—The Company's financial instruments recorded on the consolidated balance sheets include cash and cash equivalents, short-term investments, trade receivables, net, other receivables, accounts payable, bank borrowings, subordinated notes payable and preferred shares subject to mandatory redemption. Management believes that the recorded value of such financial instruments is a reasonable estimate of their fair value, except for the fair value of subordinated notes payable, which, due to its related party nature, is not determinable.

        Concentration of Credit Risk and Major Customers/Suppliers—Trade receivables, net are unsecured, and the Company is at risk to the extent such amounts become uncollectible. The Company performs credit evaluations of each of its customers and maintains allowances for potential credit losses as needed. Such losses have been within management's expectations.

        Two customers accounted for approximately 23%, 28% and 26% of total net sales for the years ended December 31, 2003, 2002 and 2001, respectively. These customers accounted for approximately 19% and 30% of trade receivables, net at December 31, 2003 and 2002, respectively.

        Four suppliers accounted for approximately 57%, 73% and 67% of total purchases for the years ended December 31, 2003, 2002 and 2001, respectively. These suppliers accounted for approximately 52% and 68% of accounts payable at December 31, 2003 and 2002, respectively.

        Earnings Per Share—The Company presents both basic and diluted earnings (loss) per share ("EPS") amounts. Basic EPS is calculated by dividing net income (loss) by the weighted-average number of common shares outstanding during the year. Diluted EPS amounts are based upon the weighted-average number of common and potential common shares, including warrants outstanding during the year.

        Potential common shares are excluded from the computation in periods in which they have an anti-dilutive effect. The Company uses the treasury stock method to calculate the impact of outstanding stock options. Stock options for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on EPS and, accordingly, are excluded from the calculation. For 2003, 2002 and 2001, options for 4,795,000, 2,724,000 and 25,204,000 shares, respectively, were excluded from the diluted earnings per common share calculation because they were anti-dilutive.

3.     Property, Plant and Equipment

        Property, plant and equipment, net consist of the following at December 31 (in thousands):

	Useful Lives	2003	2002
Land		$4,288	$4,201
Building	30 years	5,147	5,255
Office equipment	3-5 years	20,978	18,990
Furniture and fixtures	4-5 years	4,744	4,330
Leasehold improvements	5-15 years	5,756	5,170
Construction in progress		238	133

		41,151	38,079
Accumulated depreciation and amortization		(25,136)	(21,467)

		$16,015	$16,612

        The total depreciation and amortization expense for the years ended December 31, 2003, 2002 and 2001 was approximately $3,949,000, $5,469,000 and $5,590,000, respectively.

4.     Long-Term Investments

        The investment activity in other comprehensive income, net of tax, is as follows at December 31 (in thousands):

	2003	2002	2001
Beginning balance—unrealized gain	$2,011	$2,993	$5,468
Unrealized holding (losses) gains	(623)	1,027	4,827
Reclassification for realized gains	(578)	(2,009)	(7,302)

Ending balance—unrealized gain	$810	$2,011	$2,993

        The Company's long-term investments are summarized as follows at December 31 (in thousands):

	2003 Market/ Carrying Value	Realized Gain (Loss)	2002 Market/ Carrying Value		Realized Gain
Equity method securities	$—	$—	$		$2,309
Private securities—at cost	4,685	(4,630)		16,387	18
Available-for-sale equity securities—public	9,019	964		7,281	3,330

	$13,704	$(3,666)		$23,668	$5,657

5.     Bank Borrowings

        In December 2001, a domestic subsidiary negotiated a new $50,000,000 line of credit with CIT Group/Business Credit, Inc. that expires in December 2004. Advances bear interest at the prime rate plus 0.75% (4.75% at December 31, 2003) with interest payable monthly. As of December 31, 2003 and 2002, there was no outstanding balance on the line of credit. All advances under the agreement are collateralized by substantially all of the assets in the domestic subsidiary.

        Under the agreement, the domestic subsidiary is subject to various restrictive covenants which, among other things, limit dividends (not to exceed $250,000 per year without the consent of the CIT

Group), capital expenditures and executive compensation and require the domestic subsidiary to maintain a minimum earnings before interest, taxes, depreciation and amortization amount.

        A foreign subsidiary has line-of-credit facilities with various financial institutions that are secured by certain assets of that subsidiary. These credit facilities allow cash advances, letters of credit and bank guarantees. In 2003, the cash advances bear interest at rates ranging from 1.2% to 1.7%. At December 31, 2003 and 2002, there were outstanding cash advances of approximately $1,475,000 and $0, respectively. At December 31, 2003, the borrowing limit was approximately $29,000,000.

        Another foreign subsidiary has line-of-credit facilities with various financial institutions that are secured by certain assets of that subsidiary. These credit facilities allow cash advances, letters of credit and bank guarantees. In 2003, the cash advances bear interest at rates ranging from 2.0% to 4.9%. At December 31, 2003 and 2002, there were outstanding cash advances of approximately $2,065,000 and $0, respectively. In addition, at December 31, 2003 and 2002, there were other outstanding loans of approximately $2,802,000 and $0, respectively. At December 31, 2003, the borrowing limit was approximately $7,227,000.

6.     Income Taxes

        The provision for income taxes consists of the following for the years ended December 31 (in thousands):

	2003	2002	2001
Current:
Federal	$921	$—	$245
State	760	1,447	(454)
Foreign	1,010	848	774

Total current	2,691	2,295	565

Deferred:
Federal	(1,237)	9,816	(591)
State	102	123	232
Foreign	777	(734)	352

Total deferred	(358)	9,205	(7)

	$2,333	$11,500	$558

        The components of deferred tax assets (liabilities) are as follows at December 31 (in thousands):

	2003	2002
Deferred tax assets
Current:
Reserves	$7,747	$6,901
Accruals	2,955	682
State taxes	277	256
Unrealized foreign exchange gain (loss)	(87)	515
NOL carryforwards (federal and state)	1,824
Other	700	680

Total current	11,592	10,858

Noncurrent:
Net operating loss carryforwards (non-U.S. and state)	2,445	7,349
Depreciation and amortization	1,619	1,499
Foreign tax credit carryforwards	1,129	727
Other		(81)

Subtotal	5,193	9,494
Valuation allowance	(3,024)	(7,313)

Total noncurrent	2,169	2,181

Deferred tax liabilities
Noncurrent—unrealized gain on securities	(590)	(1,391)

Net deferred tax assets	$13,171	$11,648

        The net deferred tax assets are reflected on the December 31, 2003 and 2002 consolidated balance sheets as a separately stated current asset of $11,592,000 and $10,858,000, respectively, and a noncurrent asset (included within other assets) of $2,169,000 and $2,181,000, respectively. The deferred tax liability is reflected on the aforementioned consolidated balance sheets as a separately stated noncurrent liability of $590,000 and $1,391,000 as of December 31, 2003 and 2002, respectively.

        The valuation allowance of $3,024,000 and $7,313,000 as of December 31, 2003 and 2002, respectively, is primarily for the deferred tax assets generated from non-U.S. entities. These deferred tax assets may not be realizable due to the uncertainty of whether future taxable income will be generated from these non-U.S. entities. The decrease in the valuation allowance was largely due to the utilization of non-U.S. net operating loss carryforwards not previously benefited for tax purposes.

        For state income tax purposes, the Company has a California net operating loss carryforward of $8,900,000 and a New Jersey net operating loss carryforward of $300,000 at December 31, 2003. These net operating loss carryforwards begin to expire in 2011.

        In addition, the Company had approximately $6,200,000 of non-U.S. net operating loss carryforwards at December 31, 2003. The majority of the non-U.S. net operating loss carryforwards relate to operations of subsidiaries in countries permitting indefinite carryforward of losses. Generally, a valuation allowance is provided when it is more likely than not that the deferred income tax asset will not be realized.

        Income (loss) before taxes attributable to foreign operations was $15,533,000, $5,109,000 and $(15,941,000) for the years ended December 31, 2003, 2002 and 2001, respectively.

        A reconciliation of the Company's provision for income taxes to the U.S. federal statutory rate is as follows for the years ended December 31 (in thousands):

	2003 Amount	%	2002 Amount	%	2001 Amount	%
Provision (benefit) for income taxes at statutory rate	$2,385	35.0	$10,742	35.0	$(6,046)	35.0
Nondeductible items (Note 10)	3,434	50.4	72	0.3	166	(1.0)
Change in valuation allowance	(4,289)	(62.9)	(639)	(2.1)	3,636	(21.0)
State taxes—net of federal benefit	560	8.2	1,021	3.3	(144)	0.8
Permanent and other items, including foreign income taxed at different rates	243	3.6	304	1.0	2,946	(17.0)

	$2,333	34.2	$11,500	37.5	$558	(3.2)

7.     Convertible Mandatorily Redeemable Preferred Stock

        Series A Stock—On April 14, 2000, the Company entered into a Series A Preferred Stock and Warrant Purchase Agreement (the "Agreement") with a U.S.-based high-tech company (the "Investor") providing for an investment of up to $50,000,000 in the Company by the Investor in exchange for 18,382,353 shares of Series A convertible mandatorily redeemable convertible preferred stock and warrants. The $50,000,000 amount would be paid to the Company based on the achievement of certain milestones as defined in the Agreement.

        On April 14, 2000, all conditions were met for the first closing and, in exchange for $10,000,000, the Company issued 3,676,471 shares of Series A convertible mandatorily redeemable convertible preferred stock, par value of $.001 per share (the "Series A Stock"). Each share of Series A Stock could be converted into one share of common stock or redeemed for cash on the redemption dates. In connection with such issuance, the Company granted to the Investor warrants (collectively, the "warrants") to purchase an additional 18,382,353 shares of Series A Stock with an exercise price of $2.72 per share. The warrants were immediately exercisable. The Company recorded these warrants at their estimated fair market value of $987,000.

        The redemption price for each share of Series A Stock was an amount in cash equal to $3.81 (as adjusted for any stock splits, stock dividends, recapitalizations and similar transactions) plus all declared but unpaid dividends on the Series A Stock for a portion of the shares on March 31, 2003 and the remaining shares on March 31, 2004. Accordingly, the Company was accreting the value of the Series A Stock from its initial value of $9,013,000 to the redemption price $14,007,000. Such accretion totaled $1,364,000 for the year ended December 31, 2001. No dividends were declared for the year ended December 31, 2001.

        Series B and C Stock—On January 10, 2002, the Company entered into a Series B Preferred Stock Exchange and Warrant Purchase Agreement (the "Exchange Agreement") with the Investor. Under the Exchange Agreement, the Investor contributed an additional $5,000,000, bringing the total cash contributed to $15,000,000. The exchange was made for the 3,676,471 shares of Series A Stock originally issued and the related warrants. As consideration for the exchange, the Company issued to the Investor 7,500,000 shares of Series B convertible mandatorily redeemable convertible preferred stock, par value of $.001 per share (the "Series B Stock"). Each share of Series B Stock is convertible into one share of common stock or redeemable for cash for $2.00 per share on January 10, 2006. In connection with such issuance, the Company granted to the Investor 3,300,000 Interest Warrants and

7,500,000 Valuation Warrants to purchase Series C non-redeemable convertible preferred stock (par value of $.001 per share). The Interest Warrants vest on January 10, 2006, or following the completion of a qualified initial public offering, and have an exercise price of $.01 per share. The Valuation Warrants were immediately vested and have an exercise price of $2.00 per share. As of December 31, 2003, a total of 18,000,000 shares of Series C preferred stock were authorized, and no shares were issued or outstanding.

        In accordance with applicable accounting guidance, the exchange was accounted for as an extinguishment of the Series A Stock and related warrants. The exchange resulted in no gain or loss, as the fair value of the consideration provided to the Investor was equal to the carrying value of the extinguished instruments. The Series B Stock was recorded at its fair value of $9,750,000, and the Interest and Valuation Warrants were valued at $7,479,000. The Company is accreting the value of the Series B Stock from its initial value of $9,750,000 to the redemption price of $15,000,000. Such accretion totaled $1,229,000 and $1,078,000 for the years ended December 31, 2003 and 2002, respectively.

        The Investor currently holds 100% of the outstanding shares of Series B Stock and, consequently, has a representative observing all meetings of the Board of Directors of the Company (the "Board") but has no voting rights.

        The Investor is entitled to dividends payable when and if declared by the Board. The dividends would be cumulative and would be paid prior to payment of any dividend with respect to the common stock. No dividends were declared for the years ended December 31, 2003 and 2002.

        The following is a summary of the Series B Stock as of December 31 (in thousands):

	2003	2002
Series B convertible preferred stock:
Authorized—12,500,000 shares at December 31, 2003 and 2002
Issued and outstanding—7,500,000 shares at December 31, 2003 (liquidation preference of $2.60 per share)	$12,056	$10,828

8.     Stockholders' Equity

        A portion of the Company's retained earnings is restricted based on certain regulations governing a subsidiary in Taiwan. The total amount of restricted retained earnings was approximately $2,640,000 and $2,082,000 at December 31, 2003 and 2002, respectively.

        In 2002, the Company issued 1,917,017 shares of common stock in connection with the acquisition of a business and a long-term investment.

        In 2001, the principal stockholder of the Company purchased an additional 10,000,000 shares of common stock at $2 per share in exchange for a $20,000,000 reduction in the subordinated notes payable (see Note 9).

9.     Related Party Transactions

        The Company sells inventory to several related parties, which include a company where an officer is related to the principal stockholder. Net sales to these related parties were approximately $28,808,000, $27,209,000 and $34,895,000 for the years ended December 31, 2003, 2002 and 2001, respectively. The Company had receivables of approximately $2,750,000 and $2,856,000 from these related parties at December 31, 2003 and 2002, respectively, which are included in other receivables, net.

        At December 31, 2003, the Company had subordinated notes payable to its principal stockholder and related entities. In 2001, the principal stockholder purchased an additional 10,000,000 shares of the common stock at $2 per share of the Company in exchange for a $20,000,000 reduction of the original subordinated notes payable. The new subordinated notes payable is not callable until the expiration date, April 12, 2008. The amounts outstanding at December 31, 2003 and 2002 are $43,000,000. The interest rates on the subordinated notes payable was 3.97%, 3.97% and 6.25% for the years ended December 31, 2003, 2002 and 2001, respectively. Interest expense related to this amount totaled $1,707,000, $1,707,000 and $3,748,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

10.   Commitments and Contingencies

        Lease Commitments—The Company leases certain facilities under lease agreements that expire at various dates through 2008. One lease provides for a five-year renewal option with accompanying cost-of-living rent increases. Commitments under the lease agreements also provide for the payment of property taxes, insurance, utilities and maintenance costs. The following is a schedule of future minimum lease payments required under these operating leases (in thousands):

Year Ending December 31
2004	$2,507
2005	1,888
2006	1,456
2007	770
2008	228

$6,849

        Total rental expense for the years ended December 31, 2003, 2002 and 2001 was approximately $3,181,000, $2,800,000 and $2,678,000, respectively.

        Litigation—The Company is involved in various legal matters in the normal course of its business. Management believes that the ultimate outcome of such matters will not have a material adverse effect on the accompanying consolidated financial statements.

        During the fourth quarter of 2003, the Company in conjunction with the principal stockholder settled a complaint through the transfer of 9,000,000 shares from the principal stockholder to certain other stockholders. The value of the shares transferred was $9,810,000, and it has been reflected as a selling, general and administrative expense and a capital contribution by the principal stockholder.

        Services Agreements—In 1999, the Company entered into a services agreement with a logistics supplier. The agreement provides for warehousing, shipping and freight services. The amount to be paid is based on the level of services provided as defined in the agreement. For the years ended 2003, 2002 and 2001, the expense was approximately $3,642,000, $3,494,000 and $4,407,000, respectively.

        During 2000, the Company entered into a services agreement with a repair service provider. The amount to be paid is based on the level of services provided as defined in the agreement. For the years ended December 31, 2003, 2002 and 2001, the expense was approximately $767,000, $2,202,000 and $4,407,000, respectively.

        Purchase Commitments—The Company has purchase commitments for materials and supplies as part of the normal course of business. These commitments are not at prices in excess of current fair market value. Commitments to purchase inventory at above-market prices have been reserved. The total amount reserved under these commitments is $3,364,000 as of December 31, 2003 and is included as part of other accrued expenses.

        Other Agreements—The Company has a licensing agreement for embedded software with a U.S.-based high-tech company. The total outstanding commitment under this licensing agreement is $1,051,000 as of December 31, 2003. This agreement expires on September 30, 2004.

11.   401(k) Retirement Plan

        The Company has a 401(k) plan (the "401(k) Plan") for its eligible domestic employees. Employer contributions made to the 401(k) Plan during the years ended December 31, 2003, 2002 and 2001 were $958,000, $646,000 and $615,000, respectively.

12.   Stock Options

        In April 1999, the Company established a stock option plan (the "Plan"). Under terms of the Company's Plan, officers, members of the Board and certain other employees may be granted options to purchase the Company's common stock at estimated market price on the date the option is granted. Options granted through April 30, 2002 vest over four years. Options granted on or after May 1, 2002 vest over three years. All options may be exercised for up to 10 years from the date of grant. The fair market value was determined by the Company based on valuations performed by an independent appraiser in connection with the issuance of the options.

        Presented below is a summary of the Plan's activity for the years shown:

	Options	Weighted- Average Price	Options Exercisable	Weighted- Average Exercise Price
Balance—December 31, 2000	28,582,846	$1.03	8,258,431	$1.04
Granted	6,291,252	$1.00
Exercised	(29,701)	$1.00
Canceled	(9,640,622)	$1.02

Balance—December 31, 2001	25,203,775	$1.03	12,009,897	$1.03
Granted	4,505,980	$1.22
Granted	64,000	$1.36
Exercised	(2,700)	$1.00
Canceled	(3,651,364)	$1.02

Balance—December 31, 2002	26,119,691	$1.07	15,368,651	$1.04
Granted	12,080,206	$1.09
Exercised	(11,924)	$1.03
Canceled	(5,924,970)	$1.05

Balance—December 31, 2003	32,263,003	$1.08	18,221,149	$1.05

        The following table summarizes information for options outstanding at December 31, 2003:

Range of Prices	Options Outstanding	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price	Options Exercisable
$1.00	16,623,183	6.14	$1.00	13,892,921
$1.09	10,845,277	9.41	$1.09	2,001,810
$1.30	2,597,432	8.33	$1.30	1,298,693
$1.36	2,197,111	6.47	$1.36	1,027,725

        The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2003	2002	2001
Dividend yield	0%	0%	0%
Expected volatility	0%	0%	0%
Risk-free interest rates	4.01%	4.00%	5.02%
Expected lives	4 years	4 years	4 years
Weighted-average fair value of options granted	$0.06	$0.09	$0.11

13.   Business Segments

        In accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company has three reportable segments: Americas, Europe and Asia Pacific. The Company sells similar products in the local markets, including CRT monitors, LCD displays, projectors, plasma displays, HDTV technology and the latest in mobile products from Tablet PCs and PDAs to wireless monitors.

        The types and class of customers, primarily distributors and retailers, are also similar across the regions and product lines. The following segment financial information is for the years ended December 31 (in thousands):

	2003	2002	2001
Net sales:
Americas	$667,638	$614,905	$653,342
Europe	179,910	126,009	152,984
Asia Pacific	227,136	143,130	156,033

	$1,074,684	$884,044	$962,359

Income (loss) from operations:
Americas	$5,798	$23,409	$(6,129)
Europe	9,010	3,345	(8,477)
Asia Pacific	(591)	(2,735)	(3,187)
Stockholders' complaint settlement (Note 10)	(9,810)

	$4,407	$24,019	$(17,793)

Assets:
Americas	$259,820	$277,744	$212,289
Europe	73,621	43,685	54,647
Asia Pacific	81,488	55,469	71,987

	$414,929	$376,898	$338,923

Depreciation and amortization:
Americas	$2,168	$3,826	$5,321
Europe	351	500	1,178
Asia Pacific	1,430	1,143	615

	$3,949	$5,469	$7,114

Capital additions:
Americas	$1,985	$2,056	$3,190
Europe	147	316	79
Asia Pacific	1,727	804	7,569

	$3,859	$3,176	$10,838

        The Company's goodwill is recorded in the United States. The inter-geographical sales were immaterial for the years ended December 31, 2003, 2002 and 2001. The following table summarizes the Company's net sales and long-lived assets in different geographical locations for the years ended December 31 (in thousands):

	2003	2002	2001
Net sales:
United States	$586,204	$554,854	$574,994
Taiwan	91,237	85,505	78,787
Others	397,243	243,685	308,578

	$1,074,684	$884,044	$962,359

Long-lived assets:
United States	$10,536	$10,821	$13,322
Taiwan	11,726	12,012	11,132
Others	1,217	1,243	1,511

	$23,479	$24,076	$25,965

14.   Warranty

        The Company provides product warranty programs on a worldwide basis that vary in term from 12 to 36 months. The length of the warranty period and the specific warranty coverage are based on the type of product. The Company accrues for estimated warranty costs at the time the product is sold, and such amounts are based upon historical experience. The historical data that determines the warranty accrual and the overall estimate of the warranty reserve includes the following key factors: net cost of repair (repair costs less reimbursements from suppliers), defective rates and total number of products under warranty. The following table summarizes the Company's activity in the warranty reserve for the years shown (in thousands):

	Beginning Accrued Warranty Reserve	Payments for Units Returned	Additional Warranty Expense for Units Sold	Warranty Reserve Adjustments	Ending Accrued Warranty Reserve
December 31, 2001	$32,057	$(21,531)	$23,950	$(4,938)	$29,538
December 31, 2002	$29,538	$(15,036)	$13,019	$(13,268)	$14,253
December 31, 2003	$14,253	$(11,363)	$10,596	$1,220	$14,706

        The warranty reserve adjustments in 2002 and 2001 reflect a reduction in the reserve mainly due to lower net repair costs as a result of moving to a supplier-managed repair program in late 2001. In addition, other contributing factors for the reduction include a lower number of total products under warranty due to lower sales and the Company's improved process in collecting its reimbursements for repairs from the suppliers.

15.   Earnings Per Share

        The Company presents both basic and diluted earnings (loss) per share (EPS) amounts. Basic EPS is calculated by dividing net income (loss) available to common stockholders by the weighted number of common shares outstanding during the year. Diluted EPS amounts are based upon the weighted-average number of common and potential common shares outstanding during the year. Potential common shares are excluded from the computation in periods in which they have an anti-dilutive effect. Amounts are for the years ended December 31 (amounts in thousands, except per share information).

	2003	2002	2001
Basic EPS:
Numerator—net income (loss) available to common stockholders	$3,253	$18,113	$(19,197)
Denominator—weighted-average shares outstanding	353,891	353,322	342,799
Basic EPS	$0.01	$0.05	$(0.06)
Diluted EPS:
Numerator:
Net income (loss) available to common stockholders	$3,253	$18,113	$(19,197)
Denominator:
Weighted-average shares outstanding	353,891	353,322	(a )
Stock options	1,373	4,744
Interest warrants	3,270	3,275

Total shares	358,534	361,341

Diluted EPS	$0.01	$0.05	$(0.06)

(a)
Potential common shares are excluded from the computation in 2001, as they have an anti-dilutive effect.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 29, 2004.

VIEWSONIC CORPORATION
By:	/s/ JAMES CHU James Chu Chairman of the Board of Directors and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Document
3.1	Amended and Restated Certificate of Incorporation.
3.2	Amended and Restated Bylaws.
4.1	Reference is made to Exhibits 3.1 and 3.2.
4.2	1999 Stock Plan.
4.3	Form of Non-Qualified Stock Option Agreement pursuant to the 1999 Stock Plan.
4.4	Specimen Stock Certificate.
10.1	Form of Indemnity Agreement.
10.2	Amended and Restated Investor Rights Agreement, dated December 5, 2003.
10.3	Subordinated Promissory Note, issued to James Chu, dated December 1, 2001.
10.4	Subordinated Promissory Note, issued to Keypoint Investments, L.P., dated December 1, 2001.
10.5	Severance Agreement between ViewSonic Corporation and Joseph Marc McConnaughey, dated October 10, 2003.
10.6	Financing Agreement between ViewSonic Corporation and The CIT Group/Business Credit Inc., dated December 18, 2001.
10.7	Build to Suit Industrial Lease between ViewSonic Corporation and Catellus Development Corporation, dated June 25, 1996.
10.8	First Amendment to Lease between ViewSonic Corporation and Catellus Development Corporation, dated December 18, 1998.
10.9	Second Amendment to Lease between ViewSonic Corporation and Catellus Development Corporation, dated March 6, 2002.
21.1	List of Registrant's Subsidiaries.

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VIEWSONIC CORPORATION FORM 10 TABLE OF CONTENTS
  Item 1. Business
  Item 2. Financial Information
  Item 3. Properties
  Item 4. Security Ownership of Certain Beneficial Owners and Management
  Item 5. Directors and Executive Officers
  Item 6. Executive Compensation
Summary Compensation Table
Option Grants in 2003
  Item 7. Certain Relationships and Related Transactions
  Item 8. Legal Proceedings
  Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters
  Item 10. Recent Sales of Unregistered Securities
  Item 11. Description of Registrant's Securities to be Registered
  Item 12. Indemnification of Directors and Officers
  Item 13. Financial Statements and Supplementary Data
  Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures
  Item 15. Financial Statement and Exhibits
INDEX TO VIEWSONIC CORPORATION AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS
  VIEWSONIC CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2003 AND 2002 (Amounts in thousands)
  VIEWSONIC CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2003 AND 2002 (Amounts in thousands, except for share and par value information)
  VIEWSONIC CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 (Amounts in thousands, except per share information)
  VIEWSONIC CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 (Amounts in thousands, except for share information)
  VIEWSONIC CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 (Amounts in thousands)
  VIEWSONIC CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 (Amounts in thousands)
  VIEWSONIC CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
SIGNATURES
EXHIBIT INDEX